SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended June 30, 2008
Commission File Number 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Translation of registrant’s name into English)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    .

QUARTERLY REPORT
Quarter Ended June 30, 2008
Currency of Presentation and Certain Defined Terms
     In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and are prepared in accordance with International Financial Reporting Standards. Convenience translation into U.S. dollars with respect to the unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares, to the “FASB” are to the Financial Accounting Standards Board, to “SFAS” are to the Statements of Financial Accounting Standards, to “SAB” are to Staff Accounting Bulletin and to the “EITF” are to the Emerging Issues Task Force. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards, to “SIC” are to Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee.
     References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.
     References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries.
     Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on June 30, 2008 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.42.93 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
     Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.
Forward-Looking and Cautionary Statement
          IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED AND/OR FURNISHED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

ITEM 1. FINANCIAL STATEMENTS
DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
(in thousands, except share and per share data)

		As of
Particulars	Note	June 30, 2008		June 30, 2008		March 31, 2008
		Convenience translation
		into U.S.$
Assets
Property, plant and equipment	9	U.S.$	449,480	Rs.	19,296,169	Rs.	16,765,432
Goodwill	10		429,571		18,441,471		16,997,288
Other intangible assets	11		444,794		19,094,986		16,755,508
Investment in equity accounted investees			5,558		238,587		237,054
Other investments			—		—		2,728
Other non-current assets			3,244		139,246		80,153

Total non-current assets			1,332,645		57,210,459		50,838,163

Inventories	12		303,817		13,042,846		11,132,830
Trade receivables, net of allowances			206,284		8,855,793		6,823,448
Other current assets			114,011		4,894,471		3,858,155
Other investments			76,125		3,268,062		4,753,580
Cash and cash equivalents	13		86,744		3,723,929		7,421,441

Total current assets			786,981		33,785,101		33,989,454

Total assets		U.S.$	2,119,626	Rs.	90,995,560	Rs.	84,827,617

Equity
Share capital		U.S.$	19,601	Rs.	841,487	Rs.	840,864
Share premium			468,397		20,108,278		20,036,473
Unrealized gain/(loss) on investments			15		633		(1,757)
Foreign currency translation reserve			66,088		2,837,167		1,566,499
Share based payment reserve			15,723		674,999		709,006
Hedging reserve			(11,304)		(485,299)		(6,642)
Equity shares held by controlled trust			(114)		(4,882)		(4,882)
Retained earnings			589,857		25,322,546		24,211,253

Total equity		U.S.$	1,148,263	Rs.	49,294,929	Rs.	47,350,814

Liabilities
Long term loans and borrowings, excluding current portion	19	U.S.$	298,961	Rs.	12,834,397	Rs.	12,697,550
Provisions			4,016		172,390		122,901
Other non-current liabilities			10,007		429,598		323,378
Deferred tax liabilities			116,256		4,990,879		4,856,381

Total non-current liabilities			429,240		18,427,264		18,000,210

Bank overdraft	13		20,867		895,802		434,928
Short term loans and borrowings	19		67,099		2,880,570		4,427,781
Long term loans and borrowings, current portion	19		52,194		2,240,699		1,791,004
Trade payables			180,971		7,769,106		5,426,546
Provisions			27,804		1,193,611		626,999
Other current liabilities			193,188		8,293,579		6,769,335

Total current liabilities			542,124		23,273,367		19,476,593

Total liabilities		U.S.$	971,363	Rs.	41,700,631	Rs.	37,476,803

Total equity and liabilities		U.S.$	2,119,626	Rs.	90,995,560	Rs.	84,827,617

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS
(in thousands, except share and per share data)

		Three months ended
Particulars	Note	June 30, 2008		June 30, 2008 *		June 30, 2007
		Convenience
		translation
		into U.S.$
Revenues		U.S.$	350,287	Rs.	15,037,803	Rs.	11,983,058
Cost of revenues			175,715		7,543,466		5,914,180

Gross profit		U.S.$	174,571	Rs.	7,494,337	Rs.	6,068,878

Selling, general and administrative expenses			118,457		5,085,351		3,581,305
Research and development expenses			24,460		1,050,070		806,278
Other expense/(income), net	14		5,616		241,104		(82,681)

Total operating expenses, net		U.S.$	148,533	Rs.	6,376,525	Rs.	4,304,902

Results from operating activities			26,038		1,117,812		1,763,976

Finance income			7,454		320,013		576,672
Finance expense			(5,660)		(242,983)		(418,263)

Finance income, net	15		1,794		77,030		158,409
Share of profit/(loss) of equity accounted investees, net of income tax			7		297		(4,028)

Profit before income tax			27,839		1,195,139		1,918,357
Income tax expense	8		(1,953)		(83,846)		(321,715)

Profit for the period		U.S.$	25,886	Rs.	1,111,293	Rs.	1,596,642

Attributable to:
Equity holders of the Company			25,886		1,111,293		1,599,665
Minority interest			—		—		(3,023)

Profit for the period		U.S.$	25,886	Rs.	1,111,293	Rs.	1,596,642

Earnings per share	16
Basic earnings per share of Rs.5/- each		U.S.$	0.15	Rs.	6.61	Rs.	9.53
Diluted earnings per share of Rs.5/- each		U.S.$	0.15	Rs.	6.58	Rs.	9.48
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(in thousands, except share and per share data)

						Unrealized
						gain/(loss) on other		Foreign currency		Share based
Particulars	Share capital			Share premium		investments		translation reserve		payment reserve
	Shares	Amount		Amount		Amount		Amount		Amount
Balance as of April 1, 2008	168,172,746	Rs.	840,864	Rs.	20,036,473	Rs.	(1,757)	Rs.	1,566,499	Rs.	709,006
Issue of equity shares on exercise of options	124,637		623		71,805		—		—		(68,029)
Share based payment expense	—		—		—		—		—		34,022
Profit for the period	—		—		—		—		—		—
Changes in fair value of investments, net of tax expense of Rs.2,474	—		—		—		2,390		—		—
Foreign exchange translation adjustments, net of tax expense of Rs.127,319	—		—		—		—		1,270,668		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.246,471	—		—		—		—		—		—

Balance as of June 30, 2008	168,297,383	Rs.	841,487	Rs.	20,108,278	Rs.	633	Rs.	2,837,167	Rs.	674,999

Convenience translation into U.S. $		U.S. $	19,601	U.S. $	468,397	U.S. $	15	U.S. $	66,088	U.S. $	15,723

Balance as of April 1, 2007	167,912,180	Rs.	839,561	Rs.	19,908,837	Rs.	(125,182)	Rs.	342,858	Rs.	564,937
Issue of equity share on exercise of options	137,672		688		70,246		—				(65,835)
Share based payment expense	—		—		—		—		—		44,074
Profit for the period	—		—		—		—		—		—
Changes in fair value of investments, net of tax expense of Rs.9,122	—		—		—		40,175		—		—
Foreign exchange translation adjustments	—		—		—		—		(416,858)		—
Minority interest	—		—		—		—		—		—

Balance as of June 30, 2007	168,049,852	Rs.	840,249	Rs.	19,979,083	Rs.	(85,007)	Rs.	(74,000)	Rs.	543,176

[Continued on next page]

[Continued from table on page 6, first column(s) repeated]

			Equity shares held
			by a controlled
Particulars	Hedging reserve		trust*		Retained earnings		Minority interest		Total equity
	Amount		Amount		Amount		Amount		Amount
Balance as of April 1, 2008	Rs.	(6,642)	Rs.	(4,882)	Rs.	24,211,253		—	Rs.	47,350,814
Issue of equity shares on exercise of options		—		—		—		—		4,399
Share based payment expense		—		—		—		—		34,022
Profit for the period		—		—		1,111,293		—		1,111,293
Changes in fair value of investments, net of tax expense of Rs.2,474		—		—		—		—		2,390
Foreign exchange translation adjustments, net of tax expense of Rs.127,319		—		—		—		—		1,270,668
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.246,471		(478,657)		—		—		—		(478,657)

Balance as of June 30, 2008	Rs.	(485,299)	Rs.	(4,882)	Rs.	25,322,546		—	Rs.	49,294,929

Convenience translation into U.S. $	U.S. $	(11,304)	U.S. $	(114)	U.S. $	589,857			U.S. $	1,148,263

Balance as of April 1, 2007		—	Rs.	(4,882)	Rs.	21,101,794	Rs.	10,473	Rs.	42,638,396
Issue of equity share on exercise of options		—		—		—		—		5,099
Share based payment expense		—		—		—		—		44,074
Profit for the period		—		—		1,599,665		—		1,599,665
Changes in fair value of investments, net of tax expense of Rs.9,122		—		—		—		—		40,175
Foreign exchange translation adjustments		—		—		—		—		(416,858)
Minority interest		—		—		—		(3,023)		(3,023)

Balance as of June 30, 2007		—	Rs.	(4,882)	Rs.	22,701,459	Rs.	7,450	Rs.	43,907,528

*	The number of equity shares held by a controlled trust as of April 1, 2007, June 30, 2007, April 1, 2008 and June 30, 2008 was 82,800.
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(in thousands, except share and per share data)

		For the three months ended June 30,
Particulars	2008		2008		2007
	Convenience
	translation into U.S.$
Cash flows from operating activities:
Profit for the period	U.S.$	25,886	Rs.	1,111,293	Rs.	1,596,642
Adjustments for:
Income tax expense		1,953		83,846		321,715
Profit on sale of investments		(1,742)		(74,796)		(15,951)
Depreciation and amortization		21,730		932,889		739,792
Allowance for doubtful trade receivable		838		35,987		20,306
Inventory write-downs		865		37,120		97,610
(Profit)/loss on sale of property, plant and equipment, net		(66)		(2,847)		807
Equity in (gain)/loss of equity accounted investees		(7)		(297)		4,028
Unrealized exchange (gain)/loss, net		(6,719)		(288,446)		11,133
Interest expense, net		4,043		173,558		156,906
Share based payment expense		792		34,022		44,074
Negative goodwill on acquisition of business		(3,503)		(150,403)		—
Changes in operating assets and liabilities:
Trade receivables		(38,527)		(1,653,958)		121,525
Inventories		(25,044)		(1,075,149)		(1,194,813)
Other assets		868		37,251		(1,352,952)
Trade payables		40,808		1,751,906		1,015,114
Other liabilities and provisions		3,719		159,677		1,124,353
Income tax paid		(4,475)		(192,098)		(415,554)

Net cash from operating activities	U.S.$	21,420	Rs.	919,555	Rs.	2,274,735

Cash flows used in investing activities:
Expenditures on property, plant and equipment		(30,286)		(1,300,174)		(975,791)
Proceeds from sale of property, plant and equipment		179		7,697		3,768
Purchase of investments		(136,665)		(5,867,019)		(198,054)
Proceeds from sale of investments		173,187		7,434,925		210,591
Expenditures on intangible assets		(2,362)		(101,420)		—
Payment of contingent consideration		(605)		(25,964)		(48,671)
Cash paid for acquisition of business		(71,956)		(3,089,062)		—
Interest received		1,295		55,610		263,591

Net cash used in investing activities	U.S.$	(67,212)	Rs.	(2,885,407)	Rs.	(744,566)

Cash flows used in financing activities:
Interest paid		(5,536)		(237,655)		(363,254)
Proceeds from issuance of equity shares		102		4,399		5,099
Repayment of short term loans and borrowings, net		(39,071)		(1,677,334)		(1,651,318)
Repayment of long term loans and borrowings, net		(11,134)		(477,984)		(6,248,407)

Net cash used in financing activities	U.S.$	(55,639)	Rs.	(2,388,574)	Rs.	(8,257,880)

Net decrease in cash and cash equivalents		(101,431)		(4,354,426)		(6,727,711)
Effect of exchange rate changes on cash and cash equivalents		4,567		196,040		(221,443)
Cash and cash equivalents at the beginning of the period		162,742		6,986,513		18,061,576

Cash and cash equivalents at the end of the period	U.S.$	65,878	Rs.	2,828,127	Rs.	11,112,422

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
1.	Reporting Entity

Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, India. The Company’s principal areas of operation are in pharmaceutical services and active ingredients, global generics, and proprietary products. The Company’s principal research and development facilities are located in Andhra Pradesh, India and in the United States; its principal manufacturing facilities are located in Andhra Pradesh, India, Himachal Pradesh, India and Cuernavaca-Cuautla, Mexico; and its principal marketing facilities are located in India, Russia, the United States, the United Kingdom, Brazil and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and, since April 11, 2001, also on the New York Stock Exchange in the United States. These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on March 4, 2009.

2.	Basis of preparation of financial statements

a.	Statement of compliance

These condensed consolidated interim financial statements as at and for the three months ended June 30, 2008 have been prepared in accordance with IFRS and its interpretations issued by IASB. These are the Company’s first IFRS condensed consolidated interim financial statements forming part of the period covered by the first IFRS annual financial statements for the year ending March 31, 2009 and IFRS 1, “First-time adoption of International Financial Reporting Standards,” has been applied. These condensed consolidated interim financial statements do not include all the information required for full annual consolidated financial statements and are prepared in accordance with IAS 34, “Interim Financial Reporting”.

An explanation of how the transition to IFRS has affected the reported financial position and financial performance of the Company is provided in Note 4. This Note includes reconciliations of equity and profit or loss for comparative periods under U.S. GAAP (sometimes referred to herein as “Previous GAAP”) to those reported for those periods under IFRS.

b.	Basis of preparation

These condensed consolidated interim financial statements have been prepared on the basis of relevant IFRS that are effective or available for early adoption at the Company’s first IFRS annual reporting date, March 31, 2009. Based on these IFRS, the Board of Directors has made assumptions about the accounting policies expected to be adopted (“accounting policies”) when the first IFRS annual financial statements are prepared for the year-ending March 31, 2009.

The IFRS that will be effective or available for voluntary early adoption in the annual financial statements for the period ending March 31, 2009 are still subject to change and to the issue of additional interpretation(s) and therefore cannot be determined with certainty. Accordingly, the accounting policies for such annual period that are relevant to this interim financial information will be determined only when the first IFRS financial statements are prepared at March 31, 2009.

The preparation of the condensed consolidated interim financial statements in accordance with IAS 34 resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Previous GAAP. The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They also have been applied in preparing an opening IFRS balance sheet at April 1, 2007 for the purposes of the transition to IFRS, as required by IFRS 1. The impact of the transition from Previous GAAP to IFRS is explained in Note 4.

c.	Basis of measurement/accounting convention

These condensed consolidated interim financial statements have been prepared on the historical cost basis and on an accrual basis, except for the following:
•	derivative financial instruments are measured at fair value; and

•	available-for-sale financial assets are measured at fair value.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
2.	Basis of preparation of financial statements (continued)

d.	Functional and presentation currency

The condensed consolidated interim financial statements are presented in Indian rupees, which is the functional currency of DRL. Functional currency of an entity is the currency of the primary economic environment in which the entity operates.

In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). Accordingly, the operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent company. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries whose operations are self contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions. The assets and liabilities of such subsidiaries are translated into Indian rupees at the rate of exchange prevailing as at the reporting date. Revenues and expenses are translated into Indian rupees at average exchange rates prevailing during the year. Resulting translation adjustments are included in foreign currency translation reserve.

All financial information presented in Indian Rupees has been rounded to the nearest thousand.

e.	Convenience translation

The accompanying unaudited condensed consolidated interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the unaudited condensed consolidated interim financial statements as of June 30, 2008 have been translated into United States dollars at the noon buying rate in New York City on June 30, 2008 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1.00 = Rs.42.93. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.

f.	Use of estimates and judgments

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following Notes:
•	Note 3(b) — Assessment of functional currency for foreign operations

•	Note 3(c) and 7 — Financial instruments

•	Note 3(h) — Measurement of recoverable amounts of cash-generating units

•	Note 3(j) — Provisions

•	Note 3(k) — Sales returns, rebates and charge back provisions

•	Note 3(m) — Determination of annual effective tax rate in interim periods and recoverability of deferred tax assets

•	Note 6 — Business combinations

•	Note 21 — Contingencies
3.	Significant accounting policies

a.	Basis of consolidation
Subsidiaries
Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the condensed consolidated interim financial statements from the date that control commences until the

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
3.	Significant accounting policies (continued)

a.	Basis of consolidation (continued)
date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.
Special purpose entities
The Company has established certain special purpose entities (“SPEs”) for business purposes. The Company does not have any direct or indirect shareholdings in these entities. A SPE is consolidated if, based on an evaluation of the substance of its relationship with the Company and the SPE’s risks and rewards, the Company concludes that it controls the SPE. SPEs controlled by the Company were established under terms that impose strict limitations on the decision-making powers of the SPE’s management and that result in the Company receiving the majority of the benefits related to the SPE’s operations and net assets, being exposed to risks incident to the SPE’s activities, and retaining the majority of the residual or ownership risks related to the SPE or its assets.
Associates and jointly controlled entities (equity accounted investees)
Associates are those entities in which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity. Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. Associates and jointly controlled entities are accounted for using the equity method (equity accounted investees) and are initially recognized at cost. The condensed consolidated interim financial statements include the Company’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest (including any long term investments) is reduced to zero and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has made payments on behalf of the investee.
The Company does not consolidate entities where the minority shareholders have certain significant participating rights that provide for effective involvement in significant decisions in the ordinary course of business of such entities. Investments in such entities are accounted by the equity method of accounting.
Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the condensed consolidated interim financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
b.	Foreign currency
Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising upon retranslation are recognized in profit or loss, except for differences arising upon qualifying cash flow hedges, which are recognized directly in equity.
Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to reporting currency at exchange rates at the reporting date. The income and expenses of

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
3.	Significant accounting policies (continued)

b.	Foreign currency (continued)
foreign operations are translated to reporting currency at average rates prevailing during the year.
Foreign currency differences are recognized directly in equity. Such differences have been recognized in the foreign currency translation reserve (“FCTR”). When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.
Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized directly in equity in the FCTR.
c.	Financial instruments
Non-derivative financial instruments
Non-derivative financial instruments is comprised of investments in equity and debt securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, and trade payables and certain other liabilities.
Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.
Cash and cash equivalents
Cash and cash equivalents is comprised of cash balances, current and time deposits with banks. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.
Held-to-maturity investments
If the Company has the positive intent and ability to hold debt securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortized cost using the effective interest method, less any impairment losses.
Available-for-sale financial assets
The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items, are recognized directly in equity. When an investment is derecognized, the cumulative gain or loss in equity is transferred to profit or loss.
Financial assets at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.
Other
Other non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.
Derivative financial instruments

The Company holds derivative financial instruments to hedge its foreign currency exposure. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss when incurred. Subsequent to

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
3.	Significant accounting policies (continued)

c.	Financial instruments (continued)
initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.
Cash flow hedges
Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in equity is transferred to the carrying amount of the asset when it is recognized. In other cases the amount recognized in equity is transferred to profit or loss in the same period that the hedged item affects profit or loss.
Economic hedges
Hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in profit or loss as part of foreign currency gains and losses.
Share capital
Ordinary shares
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.
d.	Property, plant and equipment
Recognition and measurement
Items of property, plant and equipment including assets acquired under a finance lease are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.
When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.
Gains and losses upon disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net within “other income/expense, net” in profit or loss.
Subsequent costs
The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.
Depreciation
Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives, unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
3.	Significant accounting policies (continued)

d.	Property, plant and equipment (continued)
The estimated useful lives for the current and comparative periods are as follows:

Buildings
- Factory and administrative buildings	25 - 50 years
- Ancillary structures	3 - 15 years
Plant and equipment	3 - 15 years
Furniture, fixtures and office equipment	4 - 10 years
Vehicles	4 - 5 years
Computer equipment	3 - 5 years
Depreciation methods, useful lives and residual values are reviewed at each reporting date.
e.	Intangible assets
Goodwill
Goodwill (negative goodwill) arises upon the acquisition of subsidiaries, associates and joint ventures.
Acquisitions prior to April 1, 2007
As part of its transition to IFRS, the Company elected to restate only those business combinations that occurred on or after April 1, 2007. In respect of acquisitions prior to April 1, 2007, goodwill represents the amount recognized under Previous GAAP.
Acquisitions on or after April 1, 2007
For acquisitions on or after April 1, 2007, goodwill represents the excess of the cost of the acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative (“negative goodwill”), it is recognized immediately in profit or loss.
Acquisitions of minority interests
Goodwill arising upon the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the net assets acquired at the date of exchange.
Subsequent measurement
Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment.
Research and development
Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss when incurred.
Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditures capitalized include the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Borrowing costs related to the development of qualifying assets are capitalized as a part of the cost of that asset. Other development expenditures are recognized in profit or loss as incurred.
Internal product development expenditures are capitalized only if they meet the recognition criteria as mentioned above. Where regulatory and other uncertainties are such that the criteria are not met, the expenditures are recognized in the Company’s income statement. This is almost invariably the case prior to approval of the drug by the relevant

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
3.	Significant accounting policies (continued)

e.	Intangible assets (continued)
regulatory authority. Where, however, the recognition criteria are met, intangible assets are capitalized and amortized on a straight-line basis over their useful economic lives from product launch. Payments to in-license products and compounds from external third parties for new research and development projects (in-process research and development), generally taking the form of up-front payments and milestones, are capitalized and amortized, generally on a straight-line basis, over their useful economic lives from product launch.
Intangible assets relating to products in development (both internally generated and externally acquired), other intangible assets not available for use and intangible assets having indefinite useful life are subject to impairment testing at each balance sheet date. All other intangible assets are tested for impairment when there are indications that the carrying value may not be recoverable. Any impairment losses are recognized immediately in the income statement. Trademarks with indefinite useful lives are tested for impairment annually.
Capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.
Advances paid for research and development activities are shown as other receivables in the balance sheet until the time that actual cost is incurred for such research and development activities. Such amounts are capitalized or recognized as an expense, as the case may be, as the related goods are delivered or the related services are performed.
Other intangible assets
Other intangible assets that are acquired by the Company, which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses.
Subsequent expenditures
Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.
Amortization
Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than for goodwill, intangible assets not available for use and intangible assets having indefinite life, from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Trademarks with finite useful life	3 - 10 years
Product related intangibles	6 - 15 years
Beneficial toll manufacturing contract	24 months
Non-competition arrangements	1.5 - 10 years
Marketing rights	3 - 16 years
Customer-related intangibles	2 - 11 years
Other intangibles	5 - 15 years
f.	Leases
At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the substance of the lease arrangement.
Finance leases
A finance lease is recognized as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalized and,

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
3.	Significant accounting policies (continued)

f.	Leases (continued)
subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.
Operating leases
Other leases are operating leases and the leased assets are not recognized on the Company’s balance sheet. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.
g.	Inventories
Inventories consist of raw materials, stores and spares, work in progress and finished goods and are measured at the lower of cost and net realizable value. The cost of all categories of inventories, except stores and spares, is based on the first-in first-out principle. Stores and spares is comprised of packing materials, engineering spares (such as machinery spare parts) and consumables (such as lubricants, cotton waste and oils), which are used in operating machines or consumed as indirect materials in the manufacturing process, where cost is based on a weighted average method. Cost includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of finished goods and work in progress, cost includes an appropriate share of overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.
h.	Impairment
Financial assets
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.
Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.
All impairment losses are recognized in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in equity is transferred to profit or loss. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognized directly in equity.
Non-financial assets
The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
3.	Significant accounting policies (continued)

h.	Impairment (continued)
asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.
An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
i.	Employee benefits
Defined contribution plan
A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to recognized provident funds and approved superannuation schemes which are defined contribution plans are recognized as an employee benefit expense in profit or loss when they are due.
Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.
Defined benefit plans
A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of an approved gratuity plan, which is a defined benefit plan, and certain other defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on risk free government bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.
When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in profit or loss.
The Company recognizes actuarial gains and losses using the corridor method. Under this method, to the extent that any cumulative unrecognized actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognized in income over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
3.	Significant accounting policies (continued)

i.	Employee benefits (continued)
Termination benefits
Termination benefits are recognized as an expense when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.
Short-term benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.
A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.
Compensated leave of absence
Eligible employees are entitled to accumulate compensated absences up to prescribed limits in accordance with the Company’s policy and receive cash in lieu thereof. The Company measures the expected cost of accumulating compensated absences as the additional amount that the Company entities expect to pay as a result of the unused entitlement that has accumulated at the balance sheet date. Such measurement is based on actuarial valuation as at the balance sheet date carried out by a qualified actuary.
Share-based payment transactions
The grant date fair value of options granted to employees, calculated using the Black-Scholes model, is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The increase in equity recognized in connection with a share based payment transaction is presented as a separate component in equity. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest.
j.	Provisions
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.
Restructuring
A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs are not provided for.
Onerous contracts
A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
3.	Significant accounting policies (continued)

k.	Revenue
Sale of goods
Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably. Revenue from the sale of goods includes excise duty and is measured at the fair value of the consideration received or receivable, net of returns, sales tax and applicable trade discounts and allowances.
Revenue from domestic sales of generic products is recognized upon delivery of products to stockists by clearing and forwarding agents of the Company. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on delivery of products to customers, from the factories of the Company. Revenue from export sales is recognized when the significant risks and rewards of ownership of products are transferred to the customers, which is based upon the terms of the applicable contract.
Sales of generics in India are made through clearing and forwarding agents to stockists. Significant risks and rewards in respect of ownership of generic products are transferred by the Company when the goods are delivered to stockists from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.
Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers generally, formulation manufacturers, from the factories of the Company. Significant risks and rewards in respect of ownership of active pharmaceuticals ingredients are transferred by the company on delivery of the products to the customers. Sales of active pharmaceutical ingredients and intermediates outside India are made directly to the end customers, generally stockists or formulations manufacturers, from the parent company or its consolidated subsidiaries.
The Company has entered into marketing arrangements with certain marketing partners for sale of goods in certain overseas territories. Under such arrangements, the Company sells generic products to the marketing partners at a price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to the marketing partners. An additional amount, representing profit share, is recognized as revenue, on the basis of ultimate net sale proceeds, only when realization is certain.
Provisions for chargeback, rebates, discounts and medicaid payments are estimated and provided for in the year of sales and recorded as reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is initially invoiced to the wholesaler and the net price at which it is agreed to be procured from the Company. Provision for such chargebacks are accrued and estimated based on historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers/other customers and average inventory holding by the wholesaler. Such provisions are disclosed as a reduction of trade receivable.
The Company accounts for sales returns by recording an accrual based on the Company’s estimate of expected sales returns. The Company deals in various products and operates in various markets. Accordingly, the Company’s estimate of sales returns is determined primarily by its experience in these markets. In respect of established products, the Company determines an estimate of sales returns accrual primarily based on historical experience of such sales returns. Additionally, other factors that the Company considers in determining the estimate include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, and introduction of competitive new products, to the extent each of these factors impact the Company’s

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
3.	Significant accounting policies (continued)

k.	Revenue (continued)
business and markets. The Company considers all these factors and adjusts the sales return accrual to reflect its actual experience. With respect to new products introduced by the Company, those are either extensions of an existing line of product or in a general therapeutic category where the Company has historical experience. The Company’s new product launches have historically been in therapeutic categories where established products exist and are sold either by the Company or its competitors. The Company has not yet introduced products in a new therapeutic category where the sales returns experience of such products is not known. The amount of sales returns for the Company’s newly launched products do not significantly differ from sales returns experience of current products marketed by the Company or its competitors (as the Company understands based on industry publications). Accordingly, the Company does not expect sales returns for new products to be significantly different from expected sales returns of current products. The Company evaluates sales returns of all its products at the end of each reporting period and records necessary adjustments, if any.
Services
Revenue from services rendered, which primarily relate to contract research, is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to cost incurred as a percentage of total expected cost.
License fees
Non-refundable milestone payments are recognized in the consolidated statement of operations as and when related services are rendered or agreed milestones are achieved in accordance with the terms of the license agreement, and when the Company has no future obligations or continuing involvement pursuant to such milestone payments. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion to the amount of each milestone earned bears to the total milestone payments agreed in the license agreement. Where the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments increase during the development period as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Accordingly, the milestone payments are a fair representation of the extent of progress made in the development of these underlying molecules. In the event the development of a molecule is discontinued, the corresponding amount of deferred revenue is recognized in the consolidated statement of operations in the period in which the project is terminated.
The Company has entered into certain dossier sales, licensing arrangements and supply arrangements that include certain performance obligations. Based on an evaluation of whether or not these obligations are inconsequential or perfunctory, the Company defers the upfront payments received under these arrangements. Such deferred revenue is recognized in the consolidated statement of operations in the period in which the Company completes remaining performance obligations.
Export entitlements
Export entitlements are recognized as income when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.
l.	Finance income and expenses
Finance income is comprised of interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.
Finance expenses is comprised of interest expense on loans and borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
3.	Significant accounting policies (continued)

l.	Finance income and expenses (continued)
financial assets, and losses on hedging instruments that are recognized in profit or loss. All borrowing costs are recognized in profit or loss using the effective interest method.
Foreign currency gains and losses are reported on a net basis.
m.	Income tax
Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.
Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising upon the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend is recognized.
n.	Earnings per share
The Company presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which is comprised of share options granted to employees.
o.	New standards and interpretations not yet adopted
A number of new standards, and interpretations and amendments to standards and interpretations, are not yet effective for the year ending March 31, 2009, and have not been applied in preparing these condensed consolidated interim financial statements:
•	Revised IAS 1, “Presentation of Financial Statements” (2007) becomes mandatory for the Company’s consolidated financial statements for the year ending March 31, 2010 and is not expected to have any material impact on the presentation of the consolidated financial statements.

•	Revised IFRS 3, “Business Combinations” (2008) becomes mandatory for the Company’s consolidated financial statements for the year ending March 31, 2011, and will be applied prospectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
3.	Significant accounting policies (continued)

o.	New standards and interpretations not yet adopted (continued)
•	Amended IAS 27, “Consolidated and Separate Financial Statements” (2008) becomes mandatory for the Company’s consolidated financial statements for the year ending March 31, 2011, and will be applied prospectively.

•	Amendment to IFRS 2, “Share-based Payment — Vesting Conditions and Cancellations” becomes mandatory for the Company’s consolidated financial statements for the year ending March 31, 2010, with retrospective application. The Company is currently in the process of evaluating the potential impact of the revised standard on its consolidated financial statements.

•	Amendments to IAS 32, “Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements — Puttable Financial Instruments and Obligations Arising on Liquidation” becomes mandatory for the Company’s consolidated financial statements for the year ending March 31, 2010 and retrospective application is permitted. The adoption of this standard is not expected to have any material impact on the consolidated financial statements.

•	Revised IAS 23, “Borrowing Costs” becomes mandatory for the Company’s consolidated financial statements for the year ending March 31, 2010. As the Company currently follows a policy of capitalizing borrowing costs, this new standard will have no impact on the Company’s consolidated financial statements.

•	IFRIC 13, “Customer Loyalty Programmes” becomes mandatory for the Company’s consolidated financial statements for the year ending March 31, 2010 and is not expected to have any impact on the consolidated financial statements.

•	IFRIC 14, “IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction” becomes mandatory for the Company’s consolidated financial statements for the year ending March 31, 2010 and is not expected to have any material impact on its consolidated financial statements.
p.	Standards early adopted
•	IFRS 8, “Operating Segments,” introduces the “management approach” to segment reporting. IFRS 8 is mandatory for the Company’s consolidated financial statements for the year ending March 31, 2010. IFRS 8 requires presentation and disclosure of segment information based on the internal reports regularly reviewed by the Company’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. The Company has early adopted IFRS 8 and presented segment information in respect of its operating segments in its unaudited condensed consolidated interim financial statements following the management approach, based on the internal reports regularly reviewed by the Company’s Chief Operating Decision Maker.
4.	Explanation of transition to IFRS
As stated in Note 2(a), these are the Company’s first condensed consolidated interim financial statements which are part of the period covered by the first annual consolidated financial statements prepared in accordance with IFRS.
In preparing these condensed consolidated interim financial statements, the Company has availed itself of certain exemptions and exceptions in accordance with IFRS 1.
a.	Exemptions from retrospective application
Following are the exemptions which the Company has opted to apply or not to apply:
i.	Business combinations exemption: The Company has applied the exemption as provided in IFRS 1 on non-application of IFRS 3, “Business Combinations” to business combinations consummated prior to April 1, 2007 (the “Transition Date”), pursuant to which goodwill arising from business combination has been stated at the carrying amount prior to the date of transition under Previous GAAP. The Company has also applied the

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
4.	Explanation of transition to IFRS (continued)
a.	Exemptions from retrospective application (continued)
exemption for past business combinations to acquisitions of investments in associates consummated prior to the Transition Date.

ii.	Fair value as deemed cost exemption: The Company has not elected to measure any item of property, plant and equipment at its fair value at the Transition Date; property, plant and equipment have been measured at cost in accordance with IFRS.

iii.	Employee benefits exemption: The Company has elected to apply the exemption as provided in IFRS 1 and recognized cumulative actuarial gains and losses as of the Transition Date as an adjustment to the opening retained earnings. The Company will continue to apply the corridor approach in subsequent periods.

iv.	Cumulative translation differences exemption: The Company had accumulated the translation differences in a separate component of equity under Previous GAAP. Upon transition to IFRS, the treatment of recording translation differences in equity did not undergo any change and consequently the optional exemption of setting cumulative differences as zero and reclassifying the amount recognized in accordance with Previous GAAP as retained earnings as at the Transition Date was not required to be applied.

v.	Compound financial instruments: The Company did not have any compound financial instrument as of the Transition Date. Consequently, upon adoption of IFRS the optional exemption allowed of non-segregation of the liability component if such component was no longer outstanding on the Transition Date is not applicable to the Company.

vi.	Assets and liabilities of subsidiaries, associates and joint ventures exemption: All entities of the Company are transitioning to IFRS on the same date. Consequently, this exemption is not applicable to the Company.

vii.	Share-based payment transaction exemption: Under Previous GAAP, the Company had applied the fair value recognition and measurement principles similar to those prescribed under IFRS 2 for all options granted before the Transition Date. Consequently, upon transition to IFRS, the optional exemption is not applicable to the Company.

viii.	Fair value measurement of financial assets or liabilities at initial recognition: The Company has not applied the amendment offered by the revision of IAS 39, “Financial Instruments: Recognition and Measurement”, upon the initial recognition of the financial instruments measured at fair value through the income statement where there is no active market.

ix.	Designation of financial assets and financial liabilities exemption: The Company did not have any financial assets or liabilities as of the Transition Date which were required to be designated and which met the required criteria given in IFRS 1 as a financial asset or financial liability at fair value through profit or loss.

x.	Changes in decommissioning liabilities included in the cost of property, plant and equipment exemption: The Company does not have any material decommissioning liabilities in the cost of property, plant and equipment. Consequently, this exception is not applicable to the Company.

xi.	Leases exemption: The Company has no arrangements containing a lease as defined under IFRIC 4, “Determining whether an arrangement contains a lease”. Consequently, this exemption is not applicable to the Company.

xii.	Financial asset or an intangible asset accounted for in accordance with IFRIC 12, Service Concession Arrangements exemption: The Company has no arrangements which would be classified under Service Concession Arrangements. Consequently, this exemption is not applicable to the Company.

xiii.	Insurance contracts: The Company does not issue any insurance contracts. Consequently, this exemption is not applicable to the Company.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
4.	Explanation of transition to IFRS (continued)
b.	Exceptions from full retrospective application
i.	Derecognition of financial assets and liabilities exception: Financial assets and liabilities derecognized before January 1, 2004 are not re-recognized under IFRS. No arrangements were identified that had to be assessed under this exception.

ii.	Hedge accounting exception: The Company has not identified any hedging relationships existing as of the Transition Date. Consequently, this exception of not reflecting in its opening IFRS statement of financial position a hedging relationship of a type that does not qualify for hedge accounting under IAS 39 is not applicable to the Company.

iii.	Estimates exception: Upon an assessment of the estimates made under Previous GAAP, the Company has concluded that there was no necessity to revise such estimates under IFRS except as a part of transition where estimates were required by IFRS and not required by Previous GAAP or where estimates made under Previous GAAP were to be revised to comply with IFRS, but such estimates reflected the conditions as at the Transition Date.

iv.	Assets classified as held for sale and discontinued operations: The Company has not classified any asset as held for sale and therefore this exception is not applicable.
c.	Reconciliations
The accounting policies as stated above have been applied in preparing the condensed consolidated interim financial statements for the three months ended June 30, 2008, the comparative information for the three months ended June 30, 2007, the consolidated financial statements for the year ended March 31, 2008 and the preparation of an opening IFRS balance sheet at April 1, 2007. In preparing its opening IFRS balance sheet, comparative information for the three months ended June 30, 2007 and financial statements for the year ended March 31, 2008, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Previous GAAP.
An explanation of how the transition from Previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the Notes that accompany the tables.
i. Reconciliation of equity

		As at
	Notes	April 1, 2007		June 30, 2007		March 31, 2008
Total equity under Previous GAAP		Rs.	41,578,228	Rs.	43,095,139	Rs.	47,066,584
Impairment impact on intangibles	A		621,311		621,311		99,315
Amortization reversal on intangibles impaired	A		—		4,070		26,472
Employee benefits	B		(25,573)		(67,985)		16,413
Fringe benefit tax on employee stock options	D		—		(61,147)		(52,946)
Tax adjustments	E		453,957		313,711		169,508
Foreign exchange rate impact on above adjustments			—		(5,021)		25,468

Equity under IFRS before reclassification of minority interest			42,627,923		43,900,078		47,350,814
Minority interest	F		10,473		7,450		—

Total equity under IFRS		Rs.	42,638,396	Rs.	43,907,528	Rs.	47,350,814

ii. Reconciliation of profit for the period

		For three months ended		For the Year ended
	Notes	June 30, 2007		March 31, 2008
Profit under Previous GAAP		Rs.	1,825,068	Rs.	4,678,042
Impairment impact on intangibles	A		—		(521,996)
Amortization reversed on intangibles impaired	A		4,070		26,472
Employee benefits	B		(42,412)		(18,693)
Cash flow hedge related adjustments	C		—		(25,490)
Fringe benefit tax on employee stock options	D		(61,147)		(52,946)
Tax adjustments	E		(140,246)		(257,015)
Minority Interest	F		(3,023)		(10,473)
Foreign exchange rate impact on above adjustments			14,332		18,372

Profit under IFRS		Rs.	1,596,642	Rs.	3,836,273

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
4.	Explanation of transition to IFRS (continued)
c.	Reconciliations (continued)
iii. Notes to reconciliation
A. Impairment
Under Previous GAAP, impairment testing for an amortizable asset is a two step process. First, it is tested for impairment by comparing the undiscounted future cash flow projections with the carrying value of the asset. If upon comparison the carrying value exceeds the undiscounted cash flows then, under the second step, an impairment charge is recognized for the difference between carrying amount of the asset and the fair value thereof computed using a discounted cash flow approach. Under IFRS, there is only a one step process, wherein impairment is tested and recognized if upon comparison, the carrying value of the asset exceeds the discounted cash flows. The differential approach resulted in additional impairment being recorded.
Furthermore, under Previous GAAP a non-amortizable asset was tested for impairment at the asset level, whereas under IFRS the impairment testing was done at higher cash generating unit level, as it did not generate identifiable cash inflows independent from other assets. Impairment testing at such higher cash generating unit level under IFRS did not indicate any impairment and, accordingly, there was a reversal of impairment charge with respect to such non-amortizable assets.
The aforesaid differences have resulted in an increase in equity under IFRS by Rs.621,311, Rs.621,311 and Rs.99,315 as at April 1, 2007, June 30, 2007 and March 31, 2008, respectively, and a decrease in profit under IFRS by Rs.521,996 for the year ended March 31, 2008.
Furthermore, the consequential amortization impact of subsequent periods has been reversed. The impact of reversal of amortization resulted in an increase in equity under IFRS by Rs.4,070 and Rs.26,472 as at June 30, 2007 and March 31, 2008, respectively, and an increase in profit by Rs.4,070 and Rs.26,472 for the three months ended June 30, 2007 and the year ended March 31, 2008, respectively.
B. Employee benefits
Under Previous GAAP, in determining the liability in respect of employment benefits, the Company used discounting rates which were based on high-quality fixed-income investments prevalent at the reporting date. Under IFRS, the Company is required to use high quality corporate bond rates or, in the absence of a deep market for such bonds, the government bond rate is required to be used. The Company has used the government bond rates for actuarially valuing its defined benefit obligations, which resulted in an increase in the liability and, consequently, the net period benefit cost in each of the reporting periods.
Furthermore, until April 1, 2007, the Company used the corridor approach to record actuarial gains and losses under Previous GAAP. Upon adoption of IFRS, the Company elected to recognize all cumulative actuarial gains and losses in respect of defined benefit plans at April 1, 2007 (the date of transition) as an adjustment to opening retained earnings and has set the corridor to “zero”. Also, under Previous GAAP, the Company had recorded actuarial gains and losses as part of equity, which is not required under IFRS, thereby resulting in a reduced liability in the books with a corresponding positive impact on equity.
The aforesaid differences have resulted in a decrease in equity under IFRS by Rs.25,573 and Rs.67,985 as at April 1, 2007 and June 30, 2007, respectively, and increase in equity by Rs.16,413 as at March 31, 2008. Consequently, it also resulted in a decrease of profit under IFRS by Rs.42,412 and Rs.18,693 for the three months ended June 30, 2007 and year ended March 31, 2008, respectively.
C. Hedge accounting
Under Previous GAAP, for certain hedge relationships where the hedging instrument is an option, a terminal value approach to the assessment of effectiveness and measurement of ineffectiveness was adopted as permitted by Derivatives Implementation Group (“DIG”) Issue G20. Under IFRS, in the absence of any specific guidance that permits entities to adopt a terminal value approach for such relationships, hedge effectiveness is measured on the basis of intrinsic value and time value changes are excluded from these qualifying hedge relationships. Accordingly, for certain hedging relationships which were accounted as a cash flow hedge under Previous GAAP, the requirement of hedge accounting for the risk previously designated as the hedged risk are no longer met. Accordingly, under IFRS the fair value changes on certain options contracts are recognized in the income statement as compared to being recognized in equity under Previous GAAP.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
4.	Explanation of transition to IFRS (continued)
c.	Reconciliations (continued)
The aforesaid differences have resulted in a decrease of profit under IFRS by Rs.25,490 for the year ended March 31, 2008.
D. Fringe benefit tax on employee share based payments
Indian tax regulations require the Company to pay a Fringe Benefit Tax upon the exercise of employee stock options. Under Previous GAAP, Fringe Benefit Tax is accrued upon the exercise of stock options. Under IFRS such Fringe Benefit Tax, if not recovered from employees, are accrued over the vesting period of the stock options. In the event, the Company decides to recover the related Fringe Benefit Tax from the employees exercising such options a reimbursement asset is recognized in the same period which offsets the accrual for the Fringe Benefit Tax.
The aforesaid differences have resulted in a decrease in equity under IFRS by Rs.61,147 and Rs.52,946 as of June 30, 2008 and March 31, 2008, respectively, and a decrease of profit under IFRS by Rs.61,147 and Rs.52,946 for the three months ended June 30, 2007 and the year ended March 31, 2008, respectively.
E. Tax adjustments
Intra-group transactions are eliminated upon consolidation. Under Previous GAAP, income taxes paid by the seller on intra-group profits in respect of assets that remain within the consolidated group, including the tax effect of any reversing temporary differences in the seller’s tax jurisdiction, are deferred. The amount is recognized in other assets or liabilities in the balance sheet until such time as the asset leaves the consolidated group, at which point the amount is reclassified to income tax expense. Under IFRS, any related deferred tax effects are measured based upon the tax rate of the purchaser. However, the tax effects are not eliminated unless the transacting entities are subject to the same tax rate.
Furthermore, the income tax expense recognized in each interim period under Previous GAAP is based on the best estimate of the weighted average effective income tax rate expected for the annual reporting period applied to the pre-tax income of the interim period. Under Previous GAAP, a consolidated Annual Effective Tax Rate is arrived at based upon projected tax expense and profit before taxes for each of the tax jurisdictions and then such consolidated Annual Effective Tax Rate is applied to consolidated profits for the quarter. Under IFRS, if different income tax rates apply to different tax jurisdictions, income tax expense is computed by applying the projected Annual Effective Tax Rate for each of the jurisdictions on the pre-tax income of the interim period for each of such jurisdictions, respectively.
The above differences in IFRS as compared to Previous GAAP, along with the tax impact of the adjustments as discussed above, have resulted in an increase in equity by Rs.453,957, Rs.313,711 and Rs.169,508 as of April 1, 2007, June 30, 2007 and March 31, 2008, respectively, and a decrease in profit by Rs.140,246 and Rs.257,015 for the three months ended June 30, 2007 and the year ended March 31, 2008, respectively.
F. Change in presentation of minority interest
Under IFRS, minority interest is reported as a separate item within equity. Previous GAAP requires minority interest to be presented separately from equity. Under IFRS, the minority’s share of net income is presented as an allocation of net income, whereas, under Previous GAAP, the minority’s share of net income is considered in determining net income.
The aforesaid differences have resulted in an increase of equity under IFRS by Rs.10,473 and Rs.7,450 as of April 1, 2007 and June 30, 2007, respectively, and a decrease of profit under IFRS by Rs.3,023 and Rs.10,473 for the three months ended June 30, 2007 and the year ended March 31, 2008, respectively.
iv. Explanation of material adjustments to the cash flow statement
Unlike Previous GAAP, under IFRS while bank overdrafts are disclosed as part of borrowings in the balance sheet, the same are reduced from cash and cash equivalents in preparation of the cash flows if they are repayable on demand and form an integral part of the Company’s cash management. There were bank overdrafts of Rs.526,030 as at April 1, 2007 and Rs.434,928 as at March 31, 2008 that were repayable on demand, and which formed an integral part of the Company’s cash management and were not considered as a reduction in cash and cash equivalents. Accordingly,

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
4.	Explanation of transition to IFRS (continued)
c.	Reconciliations (continued)
the movement in such balances was classified as financing cash flows under Previous GAAP. These have now been reclassified under cash and cash equivalents under IFRS for the preparation of cash flow statements.

In addition, restricted cash of Rs.606,159 as at April 1, 2007, Rs.20,223 as at June 30, 2007 and Rs.23,156 as at March 31, 2008 was not considered as cash and cash equivalents for the preparation of cash flow statements. Accordingly, movement in such balances was classified as investing cash flows under Previous GAAP. These have now been reclassified as cash and cash equivalents under IFRS.

Furthermore, interest paid of Rs.363,254 and interest received of Rs.263,591 for the three months ended June 30, 2007 was classified as operating cash flows under Previous GAAP and have been reclassified as financing and investing cash flows, respectively, under IFRS. There were no other material differences between the cash flow statement presented under IFRS and the cash flow statement presented under Previous GAAP.
5.	Segment reporting
The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The operating segments reviewed by the CODM are as follows:
•	Pharmaceutical Services and Active Ingredients (“PSAI”);

•	Global Generics; and

•	Proprietary Products
Pharmaceutical Services and Active Ingredients. This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements. Thus, this segment was formed by aggregating our former active pharmaceutical ingredients and intermediates segment and custom pharmaceutical services segment.

Global Generics. This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). The Company is transitioning to a new organization structure for this segment. While the resource allocation is done by the CODM at the global generics level, certain additional information (revenue and gross profit) with respect to the Company’s formulations and generics business continues to be reviewed by the CODM. Accordingly such further detailed information has also been included in this segment’s disclosure.

Proprietary Products. This segment involves the discovery of new chemical entities for subsequent commercialization and out-licensing. It also involves the Company’s specialty pharmaceuticals business which is positioning to launch sales and marketing operations for in-licensed and co-developed dermatology products.

The CODM reviews gross profit as the performance indicator for all three of the above segments. The Company does not review the total assets and liabilities for each segment. The property, plant and equipment used in the Company’s business, and the related depreciation and amortization expenses, are not fully identifiable with or allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the segments. Consequently, management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since allocation among the various segments is not possible.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
5.	Segment reporting (continued)

Information about segments:	For the three months ended June 30,
Segments	PSAI				Global Generics *				Proprietary Products				Others				Total
	2008		2007		2008		2007		2008		2007		2008		2007		2008		2007
Segment revenue (Note 1)	Rs.	4,613,286	Rs.	3,634,318	Rs.	10,286,939	Rs.	8,228,196	Rs.	38,483	Rs.	52,454	Rs.	99,095	Rs.	68,090	Rs.	15,037,803	Rs.	11,983,058

Gross profit	Rs.	1,499,218	Rs.	1,244,335	Rs.	5,941,815	Rs.	4,878,313	Rs.	30,833	Rs.	33,161	Rs.	22,471	Rs.	(86,931)	Rs.	7,494,337	Rs.	6,068,878
Selling, general and administrative expenses																		5,085,351		3,581,305
Research and development expenses																		1,050,070		806,278
Other expense/(income), net																		241,104		(82,681)

Results from operating activities																		1,117,812		1,763,976
Finance income, net																		77,030		158,409
Share of profit/(loss) of equity accounted investees																		297		(4,028)

Profit before income tax																		1,195,139		1,918,357
Income tax expense																		(83,846)		(321,715)

Profit for the period																	Rs.	1,111,293	Rs.	1,596,642

Note 1: Segment revenue for the three months ended June 30, 2008 does not include inter-segment revenues from PSAI to Global Generics which is accounted for at cost of Rs.584,550 (as compared to Rs.460,157 for the three months ended June 30, 2007) and inter-segment revenues from Global Generics to PSAI which is accounted for at cost of Rs.4,437 (as compared to Rs.0 for the three months ended June 30, 2007).
* Global Generics consists of:

Segments	Formulations				Generics				Global generics
	2008		2007		2008		2007		2008		2007

Segment revenue (Note 2)	Rs.	4,489,215	Rs.	4,051,195	Rs.	5,797,724	Rs.	4,177,001	Rs.	10,286,939	Rs.	8,228,196
Gross profit	Rs.	3,294,121	Rs.	2,906,054	Rs.	2,647,694	Rs.	1,972,259	Rs.	5,941,815	Rs.	4,878,313

Note 2: Segment revenue for the three months ended June 30, 2008 does not include inter segment revenues from Formulations to PSAI which is accounted for at cost of Rs.4,437 (as compared to Rs.0 for the three months ended June 30, 2007).

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
6.	Business combinations
a. Acquisition of a unit of The Dow Chemical Company
On April 28, 2008, the Company, through its wholly owned subsidiary Dr. Reddy’s Laboratories (EU) Limited (“DRL EU”), acquired a unit of The Dow Chemical Company associated with its United Kingdom sites in Mirfield and Cambridge for a total cash consideration of Rs.1,301,899 (U.S.$32,137). The acquisition includes customer contracts, associated products, process technology, intellectual property, trademarks and the Dowpharma Small Molecules facilities located in Mirfield and Cambridge, United Kingdom. The Company also took over the existing work force as a part of the acquisition. The acquisition complements technology and experience synergies to the Company’s existing custom pharmaceutical business and gives access to a research and development team.
The Company has accounted for the acquisition under the purchase method in accordance with IFRS No. 3, “Business Combinations”. Accordingly, the financial results of the aforesaid acquired business for the period from April 29, 2008 to June 30, 2008 have been included in the unaudited condensed consolidated interim financial statements of the Company.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

	Recognized values on
Particulars	acquisition

Property, plant and equipment	Rs.	740,704
Intangible assets		800,883
Inventories		230,707
Non-current assets		45,923
Non-current liabilities		(115,565)
Deferred tax liabilities, net		(250,350)

Net identifiable assets and liabilities	Rs.	1,452,302
Negative goodwill on acquisition recognized in income statement		(150,403)

Consideration paid in cash*	Rs.	1,301,899

*	Total consideration paid includes direct attributable costs of Rs.12,537 (U.S.$309).
As the acquisition involved a combination of a purchase of a unit of an existing entity and a purchase of certain identifiable assets, the carrying value of assets and liabilities before acquisition could not be determined in accordance with IFRS.
The estimated useful lives of intangibles acquired are as follows:

Customer related intangibles	4-11 years
Product related intangibles	6-13 years
The negative goodwill on acquisition is attributable mainly to lower amounts paid towards inventories and intangible assets in the acquired business. The acquired business contributed revenues of Rs.157,531 and, including negative goodwill, a profit of Rs.58,706 for the period from April 29, 2008 to June 30, 2008.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
6.	Business combinations (continued)
b. Acquisition of BASF Corporation’s manufacturing facility in Shreveport, Louisiana, USA and related pharmaceutical contract manufacturing business.
On April 30, 2008, the Company acquired BASF Corporation’s pharmaceutical contract manufacturing business and its manufacturing facility in Shreveport, Louisiana, U.S.A. for a total cash consideration of Rs.1,639,276 (U.S.$40,466). The business involves contract manufacturing of generic prescription and over the counter products for branded and generic companies in the United States. This acquired business includes customer contracts, related ANDAs and NDAs, and trademarks, as well as the Shreveport manufacturing facility. The Company also took over the existing work force as a part of the acquisition.
The Company has accounted for the acquisition under the purchase method in accordance with IFRS No. 3, “Business Combinations”. Accordingly, the financial results of the aforesaid acquired business for the period from May 1, 2008 through June 30, 2008 have been included in the unaudited condensed consolidated interim financial statements of the Company.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Recognized values
Particulars	on acquisition

Property, plant and equipment	Rs.	755,607
Intangible assets		482,068
Inventories		248,198

Net identifiable assets and liabilities	Rs.	1,485,873
Goodwill on acquisition		153,403

Consideration paid, satisfied in cash*	Rs.	1,639,276

*	Total consideration paid includes direct attributable costs of Rs.30, 858 (U.S.$762).
As the acquisition involved purchase of a unit of an existing entity with certain identifiable assets and liabilities, the carrying value of assets and liabilities before acquisition could not be determined in accordance with IFRS.
The estimated useful lives of intangibles acquired are as follows:

Customer related intangibles	4 - 9 years
Product related intangibles	9-10 years
Goodwill amounts to Rs.153,403 and is attributable mainly to the employee workforce acquired and the estimated values to be derived from the synergies for the Company due to cost savings. The acquired business contributed revenues of Rs.313,641 and net profit of Rs.2,434 for the period from May 1, 2008 to June 30, 2008.
c. Acquisition of Jet Generici SRL
On April 30, 2008, the Company acquired Jet Generici Srl, a company engaged in the sale of generic finished dosages in Italy for a total cash consideration of Rs.147,887 (Euro 2.34 million). The transaction was accounted as an acquisition of business under the purchase method in accordance with IFRS 3. The transaction resulted in the Company gaining an entry in the Italian market and resulted in goodwill of
Rs.162,356.
d. Pro-forma information
If the above acquisitions had taken effect at the beginning of the reporting period (i.e., April 1, 2007), the revenue, profit before tax and profit after tax of the Company for the applicable periods on a pro-forma basis would have been as below:

	Three months ended
	June 30, 2008		June 30, 2007

Revenue	Rs.	15,182,309	Rs.	12,712,666
Profit before tax		1,127,154		1,998,117
Profit after tax		1,072,964		1,644,951

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
7. Financial instruments
     Hedging of fluctuations in foreign currency
The Company is exposed to exchange rate risk which arises from its foreign exchange revenues, primarily in U.S. dollars, British Pounds and Euros, and foreign currency debt in U.S. dollars and Euros.
The Company uses forward exchange contracts and option contracts(derivatives) to mitigate its risk of changes in foreign currency exchange rates. Most of the forward exchange contracts and option contracts have maturities of less than one year after the balance sheet date. Where necessary, the forward exchange contracts are rolled over at maturity.
     Forecasted transactions
The Company classifies its option contracts hedging forecasted transactions as cash flow hedges and measures them at fair value. The fair value of option contracts used as hedges of forecasted transactions at June 30, 2008 was a liability of Rs.738,834 (as compared to a liability of Rs.10,064 at March 31, 2008), that were recognized as derivatives measured at fair value.
     Recognized assets and liabilities
Changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies and for which no hedge accounting is applied are recognized in profit or loss. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognized as part of “net financing costs”. The fair value of forward exchange contracts and option contracts used as economic hedges of monetary assets and liabilities in foreign currencies recognized in fair value derivatives was an asset of Rs.38,884 at June 30, 2008 (as compared to a liability of Rs.85,982 at March 31, 2008).
     Fair values
The carrying amount and fair value of financial instruments as at June 30, 2008 is a net liability of Rs.16,436,830 (as compared to a net liability of Rs.10,647,534 at March 31, 2008).
8.	Income taxes
     Current tax
Current tax expense for the interim periods is calculated based on the estimated average annual income tax applied on the pre tax income of the interim period.
Current tax for current and prior periods is classified as current liability to the extent that it is unpaid. Amounts paid in excess of amounts owed are classified as a current asset.
     Deferred tax
The amount of deferred tax provided is based on the expected movements of realization or settlement of the carrying amount of assets and liabilities, using the effective tax rate of the interim periods presented.
The primary components of the Company’s recognized deferred tax asset includes temporary differences related to expenses deferred for the tax purposes, operating and capital losses carried forward, provisions, impairment loss on receivables, impairment loss on investment and minimum alternate tax carry forward. The primary components of the Company’s deferred tax liabilities include temporary differences related to property, plant, equipment and intangible assets. Deferred tax expenses or benefits arise from the origination and reversal of temporary differences, the effect of change in tax rates and the benefit of tax losses recognized.
Current tax expense and deferred tax benefit recognized in the income statement for the three months ended June 30, 2008 is Rs.408,935 and Rs.325,089, respectively. For the three months ended June 30, 2007, there is a current tax expense of Rs.27,252 and a deferred tax expense of Rs.294,463, respectively. Total deferred tax benefit recognized directly in the equity was Rs.116,678 for the three months ended June 30, 2008. For the three months ended June 30, 2007 there was a deferred tax expense of Rs.9,122.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
8. Income taxes (continued)
     Reconciliation of effective tax rate
     The reported income tax expense for the three months ended June 30, 2008 was calculated based on an estimated average annual income tax rate of 7.02%. For the three months ended June 30, 2007, the reported income tax expense was calculated based on an estimated average annual income tax rate of 16.77%. The difference between the estimated average annual effective income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses not deductible for tax purposes, income exempted from income taxes, effects of changes in tax laws and rates, and the effects of minimum alternate taxes.
9.	Property, plant and equipment
     Acquisitions and disposals
During the three months ended June 30, 2008, the Company acquired assets at an aggregate cost of Rs.2,838,655 (as compared to a cost of Rs.6,231,125 for the year ended March 31, 2008), including assets acquired through business combinations of Rs.1,496,374 (no assets were acquired through business combinations for the year ended March 31, 2008). Assets with a net book value of Rs.4,850 were disposed of during the three months ended June 30, 2008 (as compared to Rs.62,661 in assets disposed of for the year ended March 31, 2008), resulting in a gain on disposal of Rs.2,847 (as compared to a loss of Rs.7,629 for the year ended March 31, 2008). Depreciation expense for the three months ended June 30, 2008 was Rs.556,256 (as compared to Rs.393,154 for the three months ended June 30, 2007).
     Capital Commitments
As of March 31, 2008 and June 30, 2008, the Company was committed to spend approximately Rs.1,552,426 and Rs.1,069,525, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.
10. Goodwill
Goodwill arising upon acquisitions is not amortized but tested for impairment annually or more frequently if there are certain internal or external indicators.
The following table presents the changes in goodwill during the three months ended June 30, 2008 and the year ended March 31, 2008:

	Three months ended		Year ended
	June 30, 2008		March 31, 2008

Opening balance (1)	Rs.	17,179,231	Rs.	15,947,898
Goodwill arising upon purchase business combination		315,759		—
Impairment of goodwill (2)		—		(90,437)
Effect of translation adjustments		1,128,424		1,321,770

Closing balance (1)	Rs.	18,623,414	Rs.	17,179,231

(1)	Includes goodwill arising upon investment in affiliate of Rs.181,943.

(2)	The impairment of goodwill of Rs.90,437 relates to the Company’s proprietary products segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
11. Other intangible assets
     Acquisitions and write-down of intangibles
During the three months ended June 30, 2008, the Company acquired other intangible assets at an aggregate cost of Rs.1,413,723 (as compared to a cost of Rs.211,377 for the year ended March 31, 2008), including assets acquired through business combinations of Rs.1,312,303 (no assets were acquired through business combinations for the year ended March 31, 2008). Amortization expenses for the three months ended June 30, 2008 was Rs.376,633 (as compared to amortization expenses of Rs.346,638 for the three months ended June 30, 2007).
During the year ended March 31, 2008, the Company tested the carrying value of betapharm related intangibles for impairment. This testing was triggered by certain adverse market conditions, such as decreases in market prices and an increasing trend in certain new type of rebates being negotiated with State Healthcare Insurance Fund (“SHI”) companies, and certain supply constraints. As a result of this review, the Company recorded a write-down of intangible assets of Rs.2,883,005 and adjusted the net carrying value of certain product related intangibles as of March 31, 2008.
Furthermore, during the year ended March 31, 2008, the Company also tested the carrying value of Litaphar related intangibles for impairment. This testing was triggered by certain adverse market conditions, such as decreases in sales and increases in costs of procurement. The fair values of these intangibles were determined based on discounted cash flow approach. As a result of this review, the Company recorded a write-down of intangible assets of Rs.127,506 and adjusted the net carrying value of product related intangibles as of March 31, 2008.
12. Inventories
Inventories consist of the following:

	As of
	June 30, 2008		March 31, 2008

Raw materials	Rs.	3,995,671	Rs.	3,226,016
Packing material, stores and spares		899,508		773,433
Work-in-process		2,545,983		2,345,849
Finished goods		5,601,684		4,787,532

	Rs.	13,042,846	Rs.	11,132,830

During the three months ended June 30, 2008 and June 30, 2007, the Company recorded an inventory write-down of Rs.37,120, and Rs.97,610 respectively, resulting from a decline in the net realizable value of certain finished goods and write down of certain raw materials. These amounts are included in the cost of revenues.
13. Cash and cash equivalents
Cash and cash equivalents consist of:

	As of
	June 30, 2008		March 31, 2008

Cash balances	Rs.	159,088	Rs.	162,771
Balances with banks		3,564,841		7,258,670

Cash and cash equivalents on the balance sheet		3,723,929		7,421,441
Bank overdrafts used for cash management purposes		(895,802)		(434,928)

Cash and cash equivalents on the cash flow statement	Rs.	2,828,127	Rs.	6,986,513

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
14. Other expense/(income), net
Other expense/(income), net consists of the following:

	Three months ended
	June 30, 2008		June 30, 2007

Profit on sale of property, plant and equipment	Rs.	(2,847)	Rs.	807
Sale of spent chemical		(60,389)		(27,936)
Negative goodwill on acquisitions of business		(150,403)		—
Miscellaneous income		(60,684)		(57,927)
Provision for expected claim from innovator (see Note 21)		514,873		—
Other expenses		554		2,375

	Rs.	241,104	Rs.	(82,681)

15. Finance income, net
Finance income, net consists of the following:

	Three months ended
	June 30, 2008		June 30, 2007

Interest income	Rs.	69,425	Rs.	261,357
Foreign exchange gain		175,792		299,364
Profit on sale of investments		74,796		15,951
Interest expense		(242,983)		(418,263)

	Rs.	77,030	Rs.	158,409

16. Earnings per share
Basic earnings per share
The calculation of basic earnings per share for the three month period ended June 30, 2008 was based on the profit attributable to equity shareholders of Rs.1,111,293 (as compared to a profit of Rs.1,599,665 for the three months ended June 30, 2007) and a weighted average number of equity shares outstanding during the three months ended June 30, 2008 and three months ended June 30, 2007 calculated as follows:

	Three months ended June 30,
	2008	2007

Issued equity shares as of April 1	168,172,746	167,912,180
Effect of shares issued on exercise of stock options	36,105	15,129
Weighted average number of equity shares at June 30	168,208,851	167,927,309

Diluted earnings per share
The calculations of diluted earnings per share for the three months ended June 30, 2008 was based on the profit attributable for equity shareholders of Rs.1,111,293 (as compared to a profit of Rs.1,599,665 for the three months ended June 30, 2007) and weighted average number of equity shares outstanding during three months ended June 30, 2008 and three months ended June 30, 2007 calculated as follows:

	Three months ended June 30,
	2008	2007

Weighted average number of equity shares at June 30 (Basic)	168,208,851	167,927,309
Effect of stock options outstanding	679,355	800,332
Weighted average number of equity shares at June 30 (Diluted)	168,888,206	168,727,641

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
17. Employee stock incentive plans
Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):
The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The compensation committee of the Board of DRL (the “Compensation Committee”) administers the DRL 2002 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under the DRL 2002 Plan vest in periods ranging between one and four years, and generally have a maximum contractual term of five years.
The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 1,721,700 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 573,778 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:
Category A: 300,000 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,995,478 stock options out of the total of 2,295,478 options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.
After the stock split effected in the form of stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in the above two categories as follows:

	Number of	Number of
	Options granted	Options granted
Particulars	Under category A	Under category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be allotted exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102
In April 2007, certain employees surrendered their category B par value options under the DRL 2002 Plan in exchange for new category B par value options under the DRL 2007 Plan (discussed below). The incremental cost due to such modifications was insignificant.
The Compensation Committee at its meeting held in October 2007, proposed that the Company should absorb the full liability of the Fringe Benefit Tax upon exercise of all stock options granted on or prior to the date of its resolution. In respect of new grants to be made by the Company subsequent to the date of such resolution, the Fringe Benefit Tax will be recovered from employees upon the exercise of their stock options. The above amendment was approved by the shareholders at the Annual General Meeting held in July 2008.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
17. Employee stock incentive plans (continued)
Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”):
The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan became effective upon its approval by the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all employees of DRL and its subsidiaries and directors (excluding promoter directors) of DRL and its subsidiaries (collectively, “eligible employees”). The Compensation Committee administers the DRL 2007 Plan and grants stock options to eligible employees. The Compensation Committee determines which eligible employees will receive options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of grant. The options issued under DRL 2007 plan vest in periods ranging between one and four years, and generally have a maximum contractual term of five years.
The DRL 2007 Plan provides for stock option grants in two categories:
Category A: 382,695 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
Category B: 1,148,084 stock options out of the total of 1,530,779 stock options reserved for grant having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
The Compensation Committee at its meeting held in October 2007, proposed that the Company should absorb the full liability of the Fringe Benefit Tax upon exercise of all stock options granted on or prior to the date of its resolution. In respect of new grants to be made by the Company subsequent to the date of its resolution, the Fringe Benefit Tax will be recovered from employees upon the exercise of their stock options. The above amendment was approved by the shareholders at the Annual General Meeting held in July 2008.
Aurigene Discovery Technologies Ltd. Employee Stock Option Plan 2003 (the “Aurigene ESOP Plan”):
Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees of Aurigene and its subsidiary, Aurigene Discovery Technologies Inc., who have completed one full year of service with Aurigene and its subsidiary. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. The options issued under Aurigene ESOP Plan vest in periods ranging from one to three years, including certain options which vest immediately on grant, and generally have a maximum contractual term of three years.
During the year ended March 31, 2008, the Aurigene ESOP Plan was amended to increase the total number of options reserved for issuance to 7,500,000 and to provide for Aurigene’s recovery of Fringe Benefit Taxes from employees upon the exercise of their stock options.
Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the “Aurigene Management Plan”):
In the year ended March 31, 2004, Aurigene adopted the Aurigene Management Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 of its ordinary shares for issuance under this plan. Under the Aurigene Management Plan, stock options may be granted at an exercise price as determined by Aurigene’s compensation committee. As of June 30, 2008, there were no stock options outstanding under the Aurigene Management Plan. The plan was closed by a resolution of the shareholders in January 2008.
Stock options granted during the period:
The terms and conditions of the grants made during the three months ended June 30, 2008 under the above plans are as follows:

	Number of	Exercise		Vesting		Contractual
	instruments	price		period		life

DRL 2002 Plan:
- Category A	—		—	—		—
- Category B	350,820	Rs.	5.00	1 to 4	years	5	years
DRL 2007 Plan:
- Category A	—		—	—		—
- Category B	74,400	Rs.	5.00	1 to 4	years	5	years
Aurigene ESOP Plan	—		—	—		—

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
17. Employee stock incentive plans (continued)
     The terms and conditions of the grants made during the three months ended June 30, 2007 under the above plans are as follows:

	Number of	Exercise		Vesting		Contractual
	instruments	price		Period		life

DRL 2002 Plan:
- Category A	—		—	—		—
- Category B	386,060	Rs.	5.00	1 to 4	years	5	years
DRL 2007 Plan:
- Category A	—		—	—		—
- Category B	206,818	Rs.	5.00	1 to 4	years	5	years
Aurigene ESOP Plan	—		—	—		—

The Black-Scholes model inputs used in computing the fair value of the grants made during the three months ended June 30, 2008 and June 30, 2007 are as follows:

	June 30, 2008		June 30, 2007

Volatility	28.79% - 30.07%		28.40% - 32.70%
Exercise price	Rs. 5.00		Rs. 5.00
Expected term	1 to 4	years	1 to 4	years
Discount rate — Bond equivalent yield rate	7.76%- 7.94%		7.80% - 8.20%
Dividend yield rate	0.59%		0.75%

The fair values of services received in return for share options granted to employees are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black-Scholes model.
For the three months ended June 30, 2008 and June 30, 2007 Rs.34,022 and Rs.44,074, respectively, has been recorded as total employee share based expense under all the employee stock incentive plans. As of June 30, 2008, there is approximately Rs.418,634 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.36 years.
18. Employee benefit plans
Gratuity benefits
In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and debt instruments of government-owned corporations.
The components of net periodic benefit cost for the three months ended June 30, 2007 and June 30, 2008 are as follows:

	Three months ended June 30,
	2008		2007

Service cost	Rs.	10,662	Rs.	8,695
Interest cost		6,708		5,551
Expected return on plan assets		(5,309)		(4,223)

Net amount recognized	Rs.	12,061	Rs.	10,023

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
18. Employee benefit plans (continued)
Details of total employee benefits obligation outstanding are provided below:

	As at
	June 30, 2008		March 31, 2008

Present value of unfunded obligations	Rs.	3,479	Rs.	3,074
Present value of funded obligations		329,826		319,267
Fair value of plan assets		(288,699)		(289,076)

Present value of net obligations		44,606		33,265
Unrecognized actuarial gains and losses		(22,061)		(22,781)

Total employee benefits obligation outstanding	Rs.	22,545	Rs.	10,484

Pension plan
All employees of Industrias Quimicas Falcon de Mexico S.A. de C.V. (“Falcon”) are entitled to a pension plan in the form of a Defined Benefit Plan. The pension plan provides a payment to vested employees at retirement or termination of employment. This payment is based upon the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based upon a predefined formula. Liabilities in respect of the pension plan are determined by an actuarial valuation, based upon which the Company makes contributions to the pension plan fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of Falcon.
The components of net periodic benefit cost for the three months ended June 30, 2007 and June 30, 2008 are as follows:

	Three months ended June 30,
	2008		2007

Service cost	Rs.	3,700	Rs.	3,794
Interest cost		5,316		5,108
Expected return on plan assets		(4,339)		(5,332)
Amortization of net transition obligation/(asset)		895		—

Net amount recognized	Rs.	5,572	Rs.	3,570

Details of the total employee benefits assets outstanding are provided below:

	As at
	June 30, 2008		March 31, 2008

Present value of unfunded obligations	Rs.	55,648	Rs.	50,099
Present value of funded obligations		225,940		202,597
Fair value of plan assets		(233,303)		(212,838)

Present value of net obligations		48,285		39,858
Unrecognized actuarial gains and losses		(66,211)		(61,040)

Total employee benefits assets outstanding	Rs.	(17,926)	Rs.	(21,182)

19. Loans and borrowings
Short term loans and borrowings
The Company had lines of credit of Rs.17,659,000 as of June 30, 2008 and March 31, 2008 from its bankers for working capital requirements. These lines of credit are renewable annually. The Company has the right to draw upon these lines of credit based on its requirements.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
19. Loans and borrowings (continued)
An interest rate profile of borrowings from banks is given below:

	As at
	June 30, 2008		March 31, 2008
Rupee borrowings	9%		9%
Foreign currency borrowings	Libor + 110	bps	Libor + 50-100	bps

Long term loans and borrowings
Long term loans and borrowings consist of the following:

	As at
	June 30, 2008		March 31, 2008
Rupee term loan	Rs.	11,825	Rs.	13,305
Foreign currency loan		14,753,710		14,183,927
Obligation under capital lease		309,561		291,322

		15,075,096		14,488,554
Less: Current portion Rupee term loan		5,920		5,920
Foreign currency loan		2,220,989		1,772,990
Obligation under capital lease		13,790		12,094

		2,240,699		1,791,004

Non current portion
Rupee term loan		5,905		7,385
Foreign currency loan		12,532,721		12,410,937
Foreign currency loan		295,771		279,228

	Rs.	12,834,397	Rs.	12,697,550

During the three month period ended June 30, 2008, the Company repaid Rs.475,122 of foreign currency loans (consisting of Euro 6.84 million and U.S.$0.38 million), Rs.1,480 of rupee term loans and Rs.1,382 of obligations under capital leases. During the year ended March 31, 2008, the Company repaid Rs.7,733,301 of foreign currency loans (consisting of Euro 139.49 million and U.S.$0.51 million) and Rs.5,920 of rupee term loans, and assumed net obligations of Rs.20,715 under capital leases.
An interest rate profile of long-term debt is given below:

	As at
	June 30, 2008	March 31, 2008

Rupee borrowings	2.0%	2.0%
Foreign currency borrowings	EURIBOR + 70 bps and LIBOR + 70 bps	EURIBOR + 70 - 200bps and LIBOR + 70 bps
The fair value of the foreign currency loans and the capital lease obligations approximate their carrying values as of June 30, 2008 and March 31, 2008, respectively.
20. Related parties
The Company has entered into transactions with the following related parties:
•	Diana Hotels Limited for availing hotel services;

•	A.R. Life Sciences Private Limited for availing processing services of raw materials and intermediates;

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
20. Related parties (continued)
•	Dr. Reddy’s Holdings Private Limited for the purchase and sale of active pharmaceutical ingredients;

•	Institute of Life Science towards contributions for social development;

•	Dr. Reddy’s Foundation for Human and Social Development towards contributions for social development;

•	K.K. Enterprises for availing packaging services for formulation products; and

•	SR Enterprises for transportation services.
These are enterprises over which principal shareholders or key managerial personnel have control or significant influence (“significant interest entities”).
The Company has also entered into transactions with its associate Perlecan Pharma Private Limited and its joint venture Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“KRRP”). These transactions are in the nature of reimbursement of research and development expenses incurred by the Company on behalf of Perlecan Pharma Private Limited, revenue from research services performed by the Company for Perlecan Pharma Private Limited and purchase of active pharmaceutical ingredients by the Company from KRRP.
The Company has also entered into cancellable operating lease transactions with directors and their relatives
The following is a summary of significant related party transactions:

	Three months ended June 30,
	2008	2007

Purchases from significant interest entities	48,472	62,024

Sales to significant interest entities	31,039	11,967

Contribution to a significant interest entity towards social development	25,000	6,300

Revenue from associates	—	19,699

Reimbursement of research and development expenses from associates	—	30,731
Lease rental paid under cancellable operating leases to key managerial personnel and their relatives	4,634	3,658
Hotel expenses paid	2,072	2,409
The following table describes the components of managerial remuneration:

	For the period ended June 30,
Particulars	2008		2007
Salaries	Rs.	3,150	Rs.	3,050
Commission *		65,280		41,472
Other Perquisites		470		435

Total	Rs.	68,900	Rs.	44,957

*	Accrued based on profit as of June 30, 2008 and June 30, 2007 in accordance with the terms of employment.
The Company has the following amounts due from related parties:

	As at
	June 30, 2008		March 31, 2008
Significant interest entities	Rs.	34,355	Rs.	26,396
Associates		26,964		26,964
Directors and relatives		4,280		4,280

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
20. Related parties (continued)
The Company has the following amounts due to related parties:

	As at
	June 30, 2008		March 31, 2008
Significant interest entities	Rs.	29,483	Rs.	16,750

The above table as at June 30, 2008 and March 31, 2008 does not include an amount of Rs.680,000 paid as advance towards purchase of land from a significant interest entity, which has been disclosed under capital work-in-progress.
21. Contingencies
Guarantees
The Company’s equity accounted investee, KRRP, secured a credit facility of Rs.27 million from Agricultural Bank of China (“Agricultural Bank”). During the year ended March 31, 2008, the Company had issued a corporate guarantee of Rs.27 million in favor of Agricultural Bank to enhance the credit standing of KRRP. The guarantee is required to be renewed every year and the Company’s liability may arise in the event of non-payment by KRRP of the amount withdrawn under its credit facility.
Litigations, etc.
The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below.
Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss are difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, the Company discloses information with respect to the nature and facts of the case.
With respect to each of the legal proceedings described below, other than those which have been disposed of, we are unable to make estimates of the possible loss or range of possible losses at this stage, other than those where we have provided for the liability. We also do not believe that disclosure of the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. However, although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note 21 to the unaudited condensed consolidated interim financial statements, the Company does not expect them to have a materially adverse effect on its financial position. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.
Norfloxacin case
The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India notified Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the notification on the grounds that the applicable rules of the DPCO were not complied with while fixing the ceiling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India by filing a Special Leave Petition, which is currently pending.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
21. Contingencies (continued)
During the year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to Rs.284,984, including interest thereon. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the Government of India, which amounted to Rs.77,149. The Company deposited this amount with the Government of India in November 2005 and is awaiting the outcome of its appeal with the Supreme Court. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30,000, which was deposited by the Company in March 2008.
The Company has fully provided for the potential liability related to the principal amount demanded by the Government of India and believes that the liability due to interest and penalty is remote. In the event the Company is unsuccessful in its litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India including penalties or interest, if any, which amounts are not readily ascertainable.
Excise demand in relation to a subcontracting arrangement
During the fiscal year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Authorities demanded payment of Rs.175,718 from the vendor, including penalties of Rs.90,359. Through the same notice, the Authorities issued a penalty claim of Rs.70,000 against the Company. During the year ended March 31, 2005, the Authorities issued an additional notice to this vendor demanding Rs.225,999 from the vendor, including penalty of Rs.51,152. Through the same notice, the Authorities issued a penalty claim of Rs.6,500 to the Company. Furthermore, during the year ended March 31, 2006, the Authorities issued an additional notice to this vendor demanding Rs.33,549. The Company has filed appeals against these notices. In August and September 2006, the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on this matter. In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Authorities appealed against CESTAT’s order in the Supreme Court.
Patent related matters
In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. The Company is presently defending patent infringement actions brought by Aventis in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two active pharmaceutical ingredients (“API”) patents which are at issue in the litigation. The Company has obtained summary judgment in respect of each of the formulation patents. Teva Pharmaceuticals Industries Limited (“Teva”) and Barr Pharmaceuticals, Inc. (“Barr”) have been defending a similar action in the same court. In September 2005, pursuant to an agreement with Barr, Teva launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation. Teva has obtained summary judgment in respect of each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during Teva’s hearing are likely to be substantially similar to those which will be presented with respect to Company’s tablet products. Subsequent to the preliminary injunction hearing, Aventis sued Teva and Barr for infringement of a new patent claiming polymorphic forms of fexofenadine. The Company utilizes an internally developed polymorph and has not been sued for infringement of the new patent. On November 18, 2008, Teva and Barr announced settlement of their litigation with Aventis. Litigation between the Company and Aventis continues. No trial has been scheduled at this time. If Aventis is ultimately successful in its allegation of patent infringement, the Company could be required to pay damages related to fexofenadine hydrochloride tablet sales made by the Company, and could also be prohibited from selling these products in the future.
In February 2006, Merck & Co. (“Merck”) initiated proceedings against betapharm before the German Civil Court of Mannheim alleging infringement of the basic patent for Fosamax (Merck’s brand name for alendronate sodium). Betapharm and some other companies are selling generic versions of this product in Germany. Merck’s patent, which expired in April 2008, was nullified in June 2006 by the German Federal Patent Court. However, Merck filed an appeal against this decision at the German Federal Supreme Court. The German Civil Court of Mannheim decided to stay the proceedings against betapharm until the German Federal Supreme Court has decided upon the validity of the patent. In March 2007, the European Patent Office granted Merck another patent for Fosamax which is relevant to the composition of betapharm’s alendronate sodium product. Betapharm filed

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
21. Contingencies (continued)
protective writs to prevent a preliminary injunction without a hearing. Betapharm has also filed an opposition against this new patent at the European Patent Office, which has scheduled a hearing on the matter in March 2009. In August 2007, Merck initiated patent infringement proceedings against betapharm before a German civil court. The German court decided to stay these proceedings until the European Patent Office has rendered a decision on the validity of the patent. As of June 30, 2008, no injunction had been granted to Merck. There are other jurisdictions within Europe where the patent at issue has already been revoked. Based on a legal evaluation, the Company continues selling its generic version of Fosamax. If Merck is ultimately successful in its allegations of patent infringement, the Company could be required to pay damages related to the above product sales made by the Company, and could also be prohibited from selling these products in the future.
The Company is aware of litigation with respect to one of its suppliers for oxycodon, which is sold by the Company and other generics companies in Germany. In April 2007, a German trial court rejected an application for an interim order by the innovator company against the Company’s supplier. The innovator has filed an infringement suit of formulation patents against the Company’s supplier in the German Civil Court of Mannheim as well as Switzerland (where the product is manufactured). The Company’s supplier and all licensees have filed a nullity petition at the German Federal Patent Court, and have also filed a “Declaration of Intervention Against” at the European Patent Office. The German court in Mannheim decided that the Company’s supplier’s product is non-infringing, but the innovator appealed the decision. The appeal is pending. As of June 30, 2008, based on a legal evaluation, the Company continues to sell this product and believes that the patent infringement case does not affect its ability to sell the product.
In October 2008, the United Kingdom Royal Court of Justice upheld the validity of Eli Lilly’s U.K. patent covering Zyprexa®, its brand name for olanzapine. The Company is appealing the decision. In view of this, the Company will not be able to launch its generic olanzapine product in the United Kingdom unless it is successful in its appeal or until the expiration of the basic patent. Due to the Company’s loss of the case, it is required to compensate Eli Lilly for a portion of its litigation costs. In November 2008, the Royal Court of Justice ordered that the legal costs payable to Eli Lilly by the Company, after taking into account certain discounts and reductions, would be between 0.77 million and 0.91 million pounds sterling. In November 2008, the Company paid 0.75 million pounds sterling as an interim payment. The Company has successfully obtained leave to appeal against this decision. The legal costs recoverable by Lilly have been provided for in the unaudited condensed consolidated interim financial statements.
During fiscal 2008, Eli Lilly’s German patent covering olanzapine was invalidated by the German Patent Court. Eli Lilly, the innovator, appealed this decision before the German Federal Court of Justice. Betapharm and certain other competitors have launched olanzapine products in Germany pending the decision from the German Federal Court of Justice. Eli Lilly filed an application for an interim order against betapharm claiming patent infringement at the court in Düsseldorf, Germany, but in August 2008 the court decided not to grant the interim order due to lack of urgency. In December 2008, the Federal Court of Justice overruled the German Patent Court and decided to maintain the olanzapine patent in favor of Eli Lilly, the innovator. The Company has subsequently stopped marketing this product in the German market. Eli Lilly, as part of the litigation, is expected to claim damages. Pending finalization of the discussions between the Company and Eli Lily, the Company in accordance with IAS 10 “Events After the Reporting Date”, has recorded an amount of Rs.514.9 million as of June 30, 2008 representing its estimate of the probable loss arising out of the innovator’s expected damage claims.
Environmental matter
The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.30 per acre for dry land and Rs.1.70 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.2,013. The matter is pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in favor of the Company.
Regulatory matters
In April 2008, the Company received a Civil Investigative Demand (“CID”) from the United States Federal Trade Commission (“FTC”). A CID is a request for information in the course of a civil investigation and does not constitute the commencement of legal proceedings. The Company has been informed that the focus of this civil antitrust investigation relates to the settlement arrangement entered into between the Company and UCB Pharma Inc. (“UCB”) resolving patent litigation concerning levetiracetam. The Company believes that the terms of its settlement arrangement with UCB are consistent with all applicable antitrust laws. The Company is cooperating fully with the FTC regarding this investigation. The request in April 2008 from the

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(in thousands, except share and per share data)
21. Contingencies (continued)
FTC sought information to supplement the voluntary production the Company had completed on February 1, 2008. The Company completed its response to the CID on June 23, 2008. Since the production of this information, the FTC has not requested any further information from the Company nor expressed concerns regarding the Company’s agreement with UCB. The FTC did later request additional information from other parties involved in this investigation. The Company understands that those productions have been completed and that the FTC has indicated that it has no further information requests. The FTC has indicated, however, that it is not formally closing its investigation at this time. While the Company does not expect further requests for information or other action by the FTC with regard to the Company’s agreement with UCB, since the investigation remains open, the FTC maintains the ability to renew its requests at a later date.
22. Subsequent events
In July 2008, the Company purchased the entire equity holdings of Citigroup Venture Capital International Mauritius Limited and ICICI Venture Funds Management Company Limited in Perlecan Pharma Private Limited for an aggregate consideration of Rs.757,802. As a result of this purchase, Perlecan Pharma Private Limited has became a consolidated subsidiary of the Company.
In November 2008, the Company’s German subsidiary betapharm participated in a competitive bidding (or “tender”) process for 64 pharmaceutical products announced by Allgemeinen Ortskrankenkassen (“AOK”), a large public health insurance company in Germany. In this tender, betapharm has been offered 8 products translating to 33 contracts. The results of this tender, which were announced in December 2008, have been put on hold, as these are being litigated by the drug manufacturers and are subject to process reviews. There exists significant uncertainity regarding the ultimate outcome of this matter which is not under the direct control of the Company and, therefore, consequent impairment and adjustments, if any, that may be necessary to be made to the carrying value of the Company’s intangible assets and goodwill pertaining to the Group’s German operations cannot be reasonably determined at present.
In December 2008, the Federal Court of Justice in Germany overruled a German Patent Court decision and upheld the validity of Eli Lilly’s patent covering olanzapine. Betapharm, the Company’s German subsidiary, and certain other competitors had earlier launched olanzapine products in Germany pending the outcome of such appellate court decision. The Company has subsequently stopped marketing this product in the German market. Eli Lilly, as part of the litigation, is expected to claim damages. Pending finalization of the discussions between the Company and Eli Lilly, the Company in accordance with IAS 10, is expected to claim. “Events After the Reporting Date”, has recorded an amount of Rs.514.9 million, Rs.229.6 million and Rs.224.4 million for the three month periods ended June 30, 2008, September 30, 2008 and December 31, 2008, respectively, representing its estimate of the probable loss arising from the innovator’s expected damage claims.

ITEM 2. OPERATING AND FINANCIAL REVIEW
Three months ended June 30, 2008 compared to the three months ended June 30, 2007
The following discussion and analysis should be read in conjunction with the consolidated financial statements, the related cash flow statements and notes, and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2008, on file with the SEC (our “Form 20-F”) and the unaudited condensed consolidated interim financial statements contained in this Report on Form 6-K and the related cash flow statement and notes (collectively, the “Financial Statements”).
During this year we have decided to adopt IFRS and its interpretations issued by the IASB as the accounting principles for our filings with the SEC. An explanation of how the transition to IFRS has affected the reported financial position and financial performance of the Company is provided in Note 4 of the Financial Statements. This Note includes reconciliations of equity, profit or loss and cash flows for comparative periods under Previous GAAP to those reported for those periods under IFRS.
This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.
The Chief Operating Decision Maker (“CODM”) evaluates our performance and allocates resources based on an analysis of various performance indicators by operating segments. The operating segments reviewed by the CODM with effect from April 1, 2008 are as follows:
•	Pharmaceutical Services and Active Ingredients (“PSAI”);

•	Global Generics; and

•	Proprietary Products.
Pharmaceutical Services and Active Ingredients. This segment includes active pharmaceutical ingredients and intermediaries, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediaries become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption, such as a tablet, capsule or liquid, using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.
Global Generics. This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name or as generic finished dosages with therapeutic equivalence to branded formulations.
Proprietary Products. This segment involves the discovery of new chemical entities for subsequent commercialization and out-licensing. It also involves our specialty pharmaceuticals business, which is positioning to launch its sales and marketing operations for in-licensed and co-developed dermatology products.
Accordingly, disclosures relating to the previous period have been reclassified/regrouped to conform to the current period presentation. The explanations below have been suitably modified in line with such changes.

     The following table sets forth, for the periods indicated, our consolidated revenues and gross profits by segment:

							(Rs. in millions)
	Three months ended June 30, 2008						Three months ended June 30, 2007
						Gross						Gross
			Revenues	Gross		profit % to			Revenues	Gross		profit % to
	Revenues		% to total	profit		revenues	Revenues		% to total	profit		revenues
Pharmaceutical Services and Active Ingredients	Rs.	4,613.3	30.7%	Rs.	1,499.2	32.5%	Rs.	3,634.3	30.3%	Rs.	1,244.3	34.2%
Global Generics		10,286.9	68.4%		5,941.8	57.8%		8,228.2	68.7%		4,878.3	59.3%
Proprietary Products		38.5	0.2%		30.8	80.0%		52.5	0.4%		33.1	63.1%
Others		99.1	0.7%		22.5	22.7%		68.1	0.6%		(86.9)	(127.8%)

Total	Rs.	15,037.8	100.0%	Rs.	7,494.3	49.8%	Rs.	11,983.1	100.0%	Rs.	6,068.8	50.6%

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Percentage of Sales		Percentage
	Three months ended June 30,		Increase/(Decrease)
	2008	2007
Revenues	100.0%	100.0%	25.5%
Gross profit	49.8%	50.6%	23.5%
Selling, general and administrative expenses	33.8%	29.9%	42.0%
Research and development expenses	7.0%	6.7%	30.2%
Other expense/(income), net	1.6%	(0.7)%	391.6%
Results from operating activities	7.4%	14.7%	(36.6)%
Finance income, net	0.5%	1.3%	(51.4)%
Profit before income taxes	7.9%	16.0%	(37.7)%
Income tax expense	(0.6)%	(2.7)%	(73.9)%
Profit for the period	7.4%	13.3%	(30.4)%

Statement on Changes in Profit Figures Subsequent to Earnings Releases
On July 21, 2008, we issued an earnings release for the three month period ended June 30, 2008 which discussed our unaudited condensed consolidated financial results as determined pursuant to Previous GAAP. Subsequently, we elected to present our financial statements pursuant to IFRS and, on October 23, 2008, we issued earnings releases for the three month periods ending June 30, 2008 and September 30, 2008, which discussed our financial results under IFRS. In this October 23, 2008 earnings release, we reported a net profit of Rs.1,476,972 for the three month period ended June 30, 2008. Subsequently, in December 2008, we noted an adverse judgment with respect to our olanzapine litigation in Germany.
As a result of this development and in accordance with IAS 10, “Events After the Reporting Period,” we have recorded a probable loss (net of related tax benefits) of Rs.365,679 arising out of this dispute in our June 30, 2008 unaudited condensed consolidated interim financial statements as an adjusting subsequent event. We had included the entire loss arising out of this litigation as part of our earnings release for the three month period ended December 31, 2008. The loss has now been allocated among the three month periods ended June 30, September 30, and December 31, 2008, respectively, based on underlying sales of the product in the respective periods.
As a result of the allocation of the probable loss reported for the three month period ended December 31, 2008 among the three month periods ended June 30, September 30, and December 31, 2008, the profitability and related figures in the above referenced earnings releases will vary from the figures contained in our unaudited condensed consolidated interim financial statements included in Form 6-K for such periods. Accordingly, the cumulative profitability and related figures reported for the nine months ended December 31, 2008 will be consistent with the earnings releases.
Revenues
•	Our overall revenues increased by 25.5% to Rs.15,037.8 million for the three months ended June 30, 2008, from Rs.11,983.1 million for the three months ended June 30, 2007. Excluding revenues from a unit of Dow Chemical Company associated with its United Kingdom sites in Mirfield and Cambridge (hereinafter referred to as the “Dow Pharma Unit”), BASF’s Manufacturing facility in Shreveport, Louisiana, USA and related pharmaceutical contract manufacturing (hereinafter referred to as the “Shreveport facility”) and Jet Generici SRL (hereinafter referred to as “Jet Generici”), each of which was acquired in April 2008, revenues grew by 21.4% to Rs.14,544.0 million for the three months ended June 30, 2008 from Rs.11,983.1 million for the three months ended June 30, 2007.

•	Revenues from our Pharmaceutical Services and Active Ingredients segment increased by 26.9% compared to the three months ended June 30, 2007. This increase was primarily the result of growth in revenues from North America (the United States and Canada), India and other “rest of the world” markets (i.e., all markets other than North America, Europe, Russia and other countries of the former Soviet Union and India). Excluding revenues of Rs.157.5 million from the Dow Pharma Unit acquired in April 2008, revenues from this segment grew by 22.6% compared to the three months ended June 30, 2007.

•	Revenues from our Global Generics segment increased by 25.0% compared to the three months ended June 30, 2007. This increase was primarily the result of growth in revenues from North America (the United States and Canada), Europe, Russia and India. Excluding revenues of Rs.313.6 million from the Shreveport facility as well as revenues of Rs.22.7 million from Jet Generici, each of which was acquired in April 2008, revenues from this segment grew by 20.9% compared to the three months ended June 30, 2007.

•	For the three months ended June 30, 2008, we received 26.1% of our revenues from North America (the United States and Canada), 26.2% of our revenues from Europe, 12.9% of our revenues from Russia and other countries of the former Soviet Union, 19.4% of our revenues from India and 15.4% of our revenues from other countries.
Segment analysis
    Pharmaceutical Services and Active Ingredients.
For the three months ended June 30, 2008, this segment contributed 30.7% of our total revenues, as compared to 30.3% for the three months ended June 30, 2007. Revenues in this segment increased by 26.9% to Rs.4,613.3 million for the three months ended June 30, 2008, as compared to Rs.3,634.3 million for the three months ended June 30, 2007. Excluding revenues from the Dow Pharma Unit acquired in April 2008, revenues from this segment grew by 22.6% to Rs.4,455.8 for the three months ended June 30, 2008 from Rs.3,634.3 for the three months ended June 30, 2007.
During the three months ended June 30, 2008, revenues in India accounted for 15.7% of our revenues from this segment as compared to 14.7% for the three months ended June 30, 2007. Revenues in India increased by 35.0% to Rs.722.4 million for the three months ended June 30, 2008, as compared to Rs.535.2 million for the three months ended June 30, 2007. This increase was primarily due to an increase in sales of ciprofloxacin hydrochloride and enrofloxacin, which increase was partially offset by a decrease in sales of losartan potassium and ranitidine hydrochloride.
Revenues from outside India increased by 25.5% to Rs.3,890.9 million for the three months ended June 30, 2008 from Rs.3,099.1 million for the three months ended June 30, 2007. Revenues in North America (the United States and Canada) increased by 32.8% to Rs.1,084.8 million for the three months ended June 30, 2008, as compared to Rs.816.5 million for the three months ended June 30, 2007. The increase was primarily due to an increase in sales of naproxen, rabeprazole sodium, sertraline hydrochloride, finasteride, clopidogrel and ramipril, which increase was partially offset by a decrease in sales of naproxen sodium and amlodipine besylate.
Revenues from Europe decreased by 2.5% to Rs.1,079.8 for the three months ended June 30, 2008 from Rs.1,107.2 million for the three months ended June 30, 2007. This decrease was primarily due to a decrease in sales of montelukast, cetrizine hydrochloride, which decrease was partially offset by an increase in sales of clopidogrel, olanzapine and ramipril.
Revenues from “Rest of world” markets (i.e., all markets other than North America, Europe, Russia and India) increased by 46.9% to Rs.1,726.2 for the three months ended June 30, 2008 from Rs.1,175.4 million for the three months ended June 30, 2007, primarily the result of an increase in revenues from sales in Brazil and Mexico.
    Global Generics.
For the three months ended June 30, 2008, this segment contributed 68.4% of our total revenues, as compared to 68.7% for the three months ended June 30, 2007. Revenues in this segment increased by 25.0% to Rs.10,286.9 million for the three months ended June 30, 2008, as compared to Rs.8,228.2 million for the three months ended June 30, 2007. Excluding revenues from the Shreveport facility and Jet Generici, each of which was acquired in April 2008, revenues from this segment grew by 20.9% to Rs.9,950.6 million for the three months ended June 30, 2008.
Revenues from India constituted 21.4% of the revenues from this segment for the three months ended June 30, 2008, as compared to 24.6% for the three months ended June 30, 2007. Revenues from India increased by 8.9% to Rs.2,201.9 million for the three months ended June 30, 2008 from Rs.2,022.1 million for the three months ended June 30, 2007. This increase in revenues was due to an increase in sales volumes of our key brands such as Atocor, our brand of atorvastatin, Razo, our brand of rabeprazole, Omez DSR, our brand of omeprazole and domperidine, and Reditux, our brand of rituximab. New products launched in India contributed Rs.77.6 million for the three months ended June 30, 2008, which was partially offset by a decrease in sales volumes of Omez, our brand of omeprazole, and Nise, our brand of nimesulide.
Revenues from outside India constituted 78.6% of the revenues from this segment for the three months ended June 30, 2008 compared to 75.4% for the three months ended June 30, 2007. Revenues from outside India increased by 30.3% to Rs.8,085.0 million for the three months ended June 30, 2008 from Rs.6,206.1 million for the three months ended June 30, 2007.
Revenues from North America (the United States and Canada) increased by 62.9% to Rs.2,807.9 million for the three months ended June 30, 2008 from Rs.1,724.0 million for the three months ended June 30, 2007. This increase was due to sales of omeprazole launched in November 2007 and meprobamate launched in March 2008 and also due to higher revenues from sales of fexofenadine, citalopram, pravastatin and simvastatin, as well as revenues from sales of over the counter products launched in September 2007.
Revenues from Europe increased by 12.0% to Rs.2,862.3 million for the three months ended June 30, 2008 from Rs.2,556.6 million for the three months ended June 30, 2007. The increase was primarily the result of an increase of revenues from betapharm by 20.0% to Rs.2,520.9 million for the three months ended June 30, 2008 from Rs.2,100.8 million for the three months ended June 30, 2007. The increase in revenues from betapharm was primarily due to sales of Olanzapine beta, our brand of olanzapine launched in September 2007, and higher revenues from sales of Oxycodon hcl beta, our brand of oxycodone, Omebeta, our brand of omeprazole, and Alendronate beta, our brand of alendronate. These increases were partially offset by higher State Healthcare Insurance (“SHI”) fund rebates for the three months ended June 30, 2008. Revenues from sales of products in United Kingdom decreased by 9.8% to Rs.294.9 million for the three months ended June 30, 2008 from Rs.327.0 million for the three months ended June 30, 2007, primarily due to a decrease in sales of amlodipine and omeprazole, which decrease was partially offset by an increase in sales of finasteride and terbinafine.
Revenues from Russia increased by 20.5% to Rs.1,498.3 million for the three months ended June 30, 2008 from Rs.1,243.2 million for the three months ended June 30, 2007. This increase was due to higher sales volumes of our key brands such as Nise, our brand of nimesulide, Ketorol, our brand of ketorolac, and Cetrine, our brand of cetrizine. Revenues from other countries of the former Soviet Union remained approximately the same at Rs.429.3 million for the three months ended June 30, 2008 compared to Rs.423.5 million for the three months ended June 30, 2007, primarily because of increases in revenues from Ukraine and Kazakhstan, which were completely offset by decreases in revenues from Belarus and Uzbekistan.
Revenue from other markets grew by 88.2% to Rs.487.3 million for the three months ended June 30, 2008, as compared to Rs.259.0 million for the three months ended June 30, 2007, the result of growth of revenues from Venezuela, Jamaica and the United Arab Emirates.
Gross Margin
Total gross margin as a percentage of total revenues was 49.8% for the three months ended June 30, 2008, as compared to 50.6% for the three months ended June 30, 2007. Total gross margin increased to Rs.7,494.3 million for the three months ended June 30, 2008 from Rs.6,068.8 million for the three months ended June 30, 2007.
    Pharmaceutical Services and Active Ingredients.
Gross margin of this segment was 32.5% of this segment’s revenues for the three months ended June 30, 2008, as compared to 34.2% of this segment’s revenues for the three months ended June 30, 2007. The decrease in gross margin is due to a change in product mix (i.e., an increase in the proportion of lower gross margin products, such as Ramipril and Montelukast, and a decrease in the proportion of higher gross margin products, such as amlodipine besylate) for the three months ended June 30, 2008.
    Global Generics.
Gross margin of this segment was 57.8% of this segment revenues for the three months ended June 30, 2008, as compared to 59.3% of this segment’s revenues for the three months ended June 30, 2007. The decrease was primarily due to a decrease in the proportion of our revenues derived from high margin territories outside North America (the United States and Canada) and Europe, such as India, Russia and other countries of the former Soviet Union, from 49.2% for the three months ended June 30, 2007 to 43.6% for the three months ended June 30, 2008. In addition, pricing pressures in Europe during the three months ended June 30, 2008 impacted gross margins of this segment.
Selling, general and administrative expenses
Selling, general and administrative expenses as a percentage of total revenues were 33.8% for the three months ended June 30, 2008, as compared to 29.9% for the three months ended June 30, 2007. Selling, general and administrative expenses increased by 42.0% to Rs.5,085.3 million for the three months ended June 30, 2008 from Rs.3,581.3 million for the three months ended June 30, 2007. This increase was largely attributable to an increase in general expenses by 94.5%, primarily as a result of an increase in legal and professional expenses due to higher consultancy activities undertaken and higher product legal expenses during the three months ended June 30, 2008. Employee costs increased by 33.1% for the three months ended June 30, 2008 as compared to the three months ended June 30, 2007, due to an increase in head count and annual raises. Marketing expenses increased by 33.1% for the three months ended June 30, 2008 as compared to the three months ended June 30, 2007, primarily due to an increase in selling expenses and advertisement expenses. Selling expenses increased primarily due to increases in the field sales force and promotional expenses for the three months ended June 30, 2008 as compared to the three months ended June 30, 2007. Advertisement expenses increased for the three months ended June 30, 2008 as compared to the three months ended June 30, 2007, primarily as a result of higher advertisement expenses at betapharm due to higher mailing advertisement costs, and in Russia due to a promotional campaign for Cetrine over the counter products. Furthermore, amortization expenses increased by 8.7% to Rs.376.6 million for the three months ended June 30, 2008 from Rs.346.6 million for the three months ended June 30, 2007. This increase was primarily due to expenses from amortization of intangibles added in the acquisition of the Dow Pharma Unit, the Shreveport facility and Jet Generici of Rs.27.6 million for the three months ended June 30, 2008.

Research and development expenses
Research and development costs increased by 30.2% to Rs.1,050.1 million for the three months ended June 30, 2008 from Rs.806.3 million for the three months ended June 30, 2007. As a percentage of revenues, research and development expenditures accounted for 7.0% of our total revenue for the three months ended June 30, 2008 as compared to 6.7% for the three months ended June 30, 2007. This increase was largely attributable to an increase in manpower expenses due to an increase in the number of employees and annual raises. Also, bio-study costs increased due to higher research and development activity undertaken during the three months ended June 30, 2008.
Other expense/(income), net
Other expense was Rs.241.1 million for the three months ended June 30, 2008 as compared to income of Rs.82.7 million for the three months ended June 30, 2007. This was primarily due to recording of provision of Rs.514.9 million towards probable losses on account of recent developments of the Eli Lilly damage claim on its olanzapine patent in Germany. This decrease was partially offset by recognition of negative goodwill in respect of the Dow Pharma Unit, recognized in the profit and loss account, of Rs.150.4 million, and also an increase in income from spent chemicals for the three months ended June 30, 2008.
Results from operating activities
As a result of the foregoing, our results from operating activities decreased to Rs.1,117.8 million for the three months ended June 30, 2008, as compared to Rs.1,764.0 million for the three months ended June 30, 2007.
Finance income, net
For the three months ended June 30, 2008, our finance income decreased by 51.4% to Rs.77.0 million, from Rs.158.4 million for the three months ended June 30, 2007, primarily as a result of the reasons described below.
•	Our interest income decreased to Rs.69.4 million for the three months ended June 30, 2008 from Rs.261.4 million for the three months ended June 30, 2007, primarily due to a reduction in our fixed deposit base which was primarily utilized for acquisitions and other operating activities.

•	Foreign exchange gain was Rs.175.8 million for the three months ended June 30, 2008 as compared to Rs.299.4 million for the three months ended June 30, 2007. For the three months ended June 30, 2008, there was a mark to market gain partially offset by losses on short U.S.$/INR forward contracts and options taken to hedge foreign currency receivables and deposits, and further offset by translation and realization losses on packing credit loans in foreign currencies, all due to depreciation of the rupee by Rs.2.915 per U.S.$. For the three months ended June 30, 2007, the rupee appreciated by Rs.2.765 per U.S.$, resulting in a gain on short U.S.$/INR forward contracts and translation gains on packing credit loans in foreign currencies, thereby offsetting the loss on translation of U.S.$ deposits.

•	For the three months ended June 30, 2008, our interest expenses decreased by 41.9% to Rs.243.0 million from Rs.418.3 million for the three months ended June 30, 2007. This was primarily due to a decrease in the interest expenditures on short term loans and borrowings for the three months ended June 30, 2008 as a result of our repayment of a short term packing credit loan facility. Also, interest expense on long term debt decreased for the three months ended June 30, 2008 as compared to the three months ended June 30, 2007 due to repayment of a EURO 16.5 million loan during the intervening period as per the repayment schedule.
Profit before income tax
As a result of the foregoing, profit before income taxes and minority interest decreased to Rs.1,195.1 million for the three months ended June 30, 2008, as compared to Rs.1,918.4 million for the three months ended June 30, 2007.

Income tax expense
Income tax expense for the three months ended June 30, 2008 was Rs.83.8 million, as compared to Rs.321.7 million for the three months ended June 30, 2007. As a percentage of profit before income tax, income tax expense was 7.02% for the three months ended June 30, 2008, as compared to 16.8% for the three months ended June 30, 2007. The reduction in the effective tax rate during the three months ended June 30, 2008 was primarily on account of tax benefits arising out of the losses in our German operations, which were largely on account of provision for damages in the olanzapine litigation.
Profit for the period
As a result of the foregoing, our net income decreased to Rs.1,111.3 million for the three months ended June 30, 2008, as compared to Rs.1,596.6 million for the three months ended June 30, 2007.
ITEM 3. LIQUIDITY AND CAPITAL RESOURCES
We have primarily financed our operations through cash flows generated from operations and short term loans and borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.
As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.
The following table summarizes our statements of cash flows for the periods presented:

	Three months ended June 30,
	2008	2008		2007
	(Rs. in millions, U.S.$ in thousands)
Net cash from/(used in):
Operating activities	U.S.$21,420	Rs.	919.6	Rs.	2,274.7
Investing activities	(67,212)		(2,885.4)		(744.6)
Financing activities	(55,639)		(2,388.6)		(8,257.9)

Net increase/(decrease) in cash and cash equivalents	U.S.$(101,431)	Rs.	(4,354.4)	Rs.	(6,727.7)

Cash Flow from Operating Activities
The net cash provided by operating activities decreased to Rs.919.6 million for the three months ended June 30, 2008 as compared to Rs.2,274.7 million for the three months ended June 30, 2007. The net cash provided by operating activities decreased significantly during the three months ended June 30, 2008 primarily due to:
•	A decrease in profits for the period by Rs.488,372 million primarily attributable to higher selling, general and administrative and research development costs;

•	An increase in cash outflow primarily attributable to higher working capital levels. This increase in working capital levels was primarily due to increased inventory levels as needed to meet the anticipated future requirements, as well as and an increase in receivables resulting from increases in sales and operations.

Cash Flow used in Investing Activities
Our investing activities provided a net cash outflow of Rs.2,885.4 million for the three months ended June 30, 2008, as compared to a cash outflow of Rs.744.6 million for the three months ended June 30, 2007. This increased cash outflow under investing activities was due to:
•	Cash paid for the acquisition of the Dow Pharma Unit, the Shreveport facility and Jet Generici during the three months ended June 30, 2008 amounting to Rs.3,089.1 million.

•	Higher expenditures on property, plant and equipment during the three months ended June 30, 2008 as compared to the three months ended June 30, 2007.
The above outflows were partially offset by inflows from sale of investments, which were liquidated to fund the acquisitions of the Dow Pharma Unit, the Shreveport facility and Jet Generici.
Cash Flows used in Financing Activities
Our financing activities provided a net cash outflow of Rs.2,388.6 million for the three months ended June 30, 2008, as compared to net cash outflow of Rs.8,257.9 million for the three months ended June 30, 2007. The decrease in net cash outflows from financing activities was primarily due to significant repayment of long term debt in the three month period ended June 30, 2007, which debt relates to our acquisition of betapharm.
The following table provides a list of our principal debts outstanding as of June 30, 2008:

Debt	Principal Amount			Interest Rate
	(Rs. in millions, U.S.$/EURO in thousands)
Short term loans and borrowings	Rs. 3,776.4	U.S.$	50,200	Rupee borrowings - 9%
(for working capital)				Foreign currency
				borrowings -
				LIBOR+ 110 bps

				Foreign currency
		U.S.$	11,811	Borrowings -
Long-term loans and borrowings	Rs.15,075.1	EURO	212,040	LIBOR + 70 bps or
				EURIBOR + 70 bps

ITEM 4. RECENT DEVELOPMENTS
In July 2008, we purchased the entire equity holdings of Citigroup Venture Capital International Mauritius Limited (“Citigroup Venture”) and ICICI Venture Funds Management Company Limited (“ICICI Venture”) in Perlecan Pharma Private Limited (“Perlecan Pharma”) for Rs.757,802. Consequently, Perlecan Pharma has become a wholly-owned subsidiary of the Company. Perlecan Pharma was formed in September 2005 as joint venture among the Company, Citigroup Venture and ICICI Venture. We, as a part of this joint venture, had out-licensed four NCE assets to Perlecan Pharma. Perlecan Pharma had been engaged in the clinical development and out-licensing of these four NCE assets.
In July 2008, we entered into a global distribution agreement for Ibuprofen API with Albemarle Corporation (NYSE: ALB), a U.S.-based specialty chemicals company. Under the agreement, Albemarle will supply Ibuprofen API from its Orangeburg Plant in South Carolina, U.S. to us for distribution to our global client base.
In September 2008, we launched “Combihale™”, a combination of a steroid and a long acting bronchodilator, in India. It is used in the treatment of asthma and is available in two combinations, Combihale™ FF (Formoterol + Fluticasone) and Combihale™ FB (Formoterol + Budesonide). Combihale™ would be available along with “Redihaler™”, a dry powder inhalation device designed in-house, which will initially be given free of cost with Combihale™.
In September 2008, we formally launched our U.S. Specialty Business through Promius Pharma, LLC, a wholly-owned subsidiary located in Bridgewater, New Jersey. The launch marks a milestone in building a sustainable and profitable branded business in the United States. Promius Pharma, which will initially focus on the branded dermatology market, is based on a platform of strategic licensing initiatives and internal product development activities undertaken over the last several years. Promius Pharma’s current portfolio contains innovative topical products for the treatment of psoriasis, atopic dermatitis and seborrheic dermatitis. In October 2008, Promius Pharma launched its first product, EPICERAM® skin barrier emulsion. EpiCeram® Skin Barrier Emulsion is a novel prescription therapy for the treatment of atopic dermatitis, a skin disease.
In September 2008, we entered into a licensing and distribution agreement with Cosmederm Technologies, a U.S. based specialty pharmaceutical company focused on dermatology and aesthetic medicine. Under this agreement, we have exclusive rights to distribute Cosmederm Technologies’ unique skin care products throughout India. The partnership is for two product lines: REFINITY peel kits (glycolic acid 70%) and COSMEDERM peel kits (glycolic acid 50%). Through this partnership, we are entering the aesthetic dermatology segment in India and consolidating our position in cosmeceuticals.
In November 2008, we launched the authorized generic version of GlaxoSmithKline’s Imitrex® (sumatriptan succinate) tablets 25mg, 50mg, and 100mg in the United States. We are the first company to launch an authorized generic version of Imitrex® tablets in the U.S. market. GlaxoSmithKline Imitrex® tablets, which are indicated for the acute treatment of migraine attacks in adults, had U.S. sales of $1.29 billion for the 12 month period ending December, 2007 according to IMS Health, a company which provides information on the pharmaceutical industry, in its Moving Annual Total (“MAT”) report for the year ended December 2007.
In November 2008, our German subsidiary betapharm participated in a competitive bidding (or “tender”) process for 64 pharmaceutical products announced by Allgemeinen Ortskrankenkassen (“AOK”), a large public health insurance company in Germany. In this tender, betapharm has been offered 8 products translating to 33 contracts. The results of this tender, which were announced in December 2008, have been put on hold, as these are being litigated by the drug manufacturers and are subject to process reviews.
In December 2008, the Federal Court of Justice in Germany overruled a German Patent Court decision and upheld the validity of Eli Lilly’s patent covering olanzapine. Betapharm, our German subsidiary, and certain other competitors had earlier launched olanzapine products in Germany pending the outcome of such appellate court decision. We subsequently stopped marketing this product in the German market. Eli Lilly, as part of the litigation, is expected to claim damages.
In December 2008, we announced the settlement with Schering-Plough Corporation and Sepracor Inc. of patent challenge litigation for desloratidine, the generic version of Clarinex(R). The settlement agreements allow us to manufacture and market desloratidine in various strengths, with six months marketing exclusivity/co-exclusivity, starting in 2012. The agreements resolve all pending patent infringement actions filed by Schering-Plough Corporation and Sepracor Inc. against us in the U.S. District Court for the District of New Jersey.

ITEM 5. TREND INFORMATION
Global Generics
The United States of America, Germany, India and Russia are the four key strategic markets for our Global Generics business, contributing roughly 87% of the revenues of this segment for the nine months ending December 31, 2008. In all of these markets, we continue to grow our revenues consistently year after year as a result of our product franchise and customer and distributor relationships built over the years.
In the United States, our revenues for the nine months ending December 31, 2008 represented an increase of 128% as compared to our revenues for the nine months ended December 31, 2008, led by impressive growth of our existing and new products, the successful launch of sumatriptan (our authorized generic version of Imitrex®), as well as the revenues from the acquisition of the Shreveport facility. We are also looking at new channels of growth in the coming years through our over-the-counter business and government business to further increase the scale of our generics business in the United States. The acquisition of the Shreveport facility in the United States was a strategic move in building manufacturing and packaging capability in the United States.
In December 2008, we announced the settlement with Schering-Plough Corporation and Sepracor Inc. of patent challenge litigation for desloratidine, the generic version of Clarinex(R). The settlement agreements allow us to manufacture and market desloratidine in various strengths, with six months marketing exclusivity/co-exclusivity, starting in 2012. The agreements resolve all pending patent infringement actions filed by Schering-Plough Corporation and Sepracor Inc. against us in the U.S. District Court for the District of New Jersey. This settlement is in line with our approach of exploring all opportunities to best monetize our Paragraph IV pipeline to create visibility and certainty of launches.
Continuing with our stated strategy, we intend to expand our portfolio over the next few years by adding solid dosage forms, as well as alternate dosage forms, and by complementing our internal product development effort through business alliances. We intend to broaden not only our customer base but also our products by focusing more on difficult-to-make and low competition products.
In November 2008, we launched the authorized generic version of GlaxoSmithKline’s Imitrex® (sumatriptan succinate) tablets 25mg, 50mg, and 100mg in the United States. This is a result of the settlement of patent litigation in October 2006 with GlaxoSmithKline relating to sumatriptan succinate tablets. We are the first company to launch an authorized generic version of Imitrex® tablets in the United States market. Imitrex® tablets had U.S. sales of U.S.$1.29 billion for the 12 month period ending December, 2007 according to IMS Health in its MAT report for the 12 month period ending December, 2007.
As of December 31, 2008, we had filed a total of 133 ANDAs with the U.S. FDA. We had 69 ANDAs pending approval with the U.S. FDA as of December 31, 2008, which included 13 tentative approvals.
In Germany, the pharmaceutical industry continues to go through health care reforms which have put pressure on prices. As of April 1, 2007, the Statutory Health Insurance — Competition Strengthening Act (also known as the “GKV-WSG Act”) took effect in Germany with the purpose of strengthening competition in public health insurance to regulate the German health care system. The law has significantly increased the power of the insurance companies and statutory health insurance (“SHI”) funds by allowing them to enter into direct rebate contracts with suppliers of pharmaceuticals. It further incentivizes doctors to prescribe generic drugs covered by such rebate contracts. The pharmacist is also required, when dispensing drugs, to give a preference to such drugs as are covered by rebate contracts. Thus, successfully concluding rebate contracts with insurance companies is a factor critical to succeeding in the competition for market share in the generic prescription drug market. betapharm has signed for rebate contracts with a large number of SHI funds covering a major part of the insured population in the aggregate.
In January 2008, new reference prices became effective under the GKV-WSG Act. Subsequently, new co-payment release prices were announced and which were effective June 1, 2008.
During fiscal 2009, we significantly reduced our dependence upon products from our single largest supplier in Germany by shifting the sourcing to our own internal supply network in Europe and India. During fiscal 2009, we successfully completed the transfer of the manufacturing processes for a large part of our active pharmaceutical ingredient requirements to our manufacturing facility in India. The benefits of this transfer include reduced product manufacturing costs and supply assurance. We have begun to realize the benefits from the easing of supply pressures, and the market share of betapharm in Germany has recovered to 2.6% in December 2008 as compared to a low of 1.74% in April 2007, according to Insight Health, a company which provides information on the German pharmaceutical industry, in its NVI market report for December 2008.

In August 2008, Allgemeinen Ortskrankenkassen (“AOK”), a large German health insurance company, announced a competitive bidding (or “tender”) process for pharmaceutical companies for 64 products for 2009 and 2010. In this tender, betapharm has been offered 8 products translating to 33 contracts. The results of this tender, which were announced in December 2008, have been put on hold, as these are being litigated by the drug manufacturers and are subject to process reviews. We believe that ongoing health care reforms and changing market dynamics, in terms of a move to a commoditized environment, will continue to cause pressure on price realization of our product portfolio in Germany. We are monitoring the developments closely to take suitable actions to ensure that we remain competitive.
In India, Operation Research Group International Medical Statistics (“ORG IMS”) in its December 2008 MAT report has noted that the Indian pharmaceutical market continues to be highly fragmented and dominated by Indian companies. The industry recorded retail sales of approximately U.S.$7 billion (Rs.341 billion), representing a growth in value of 9.8% over the previous year on a MAT basis. According to such ORG IMS report, the Indian pharmaceutical market is projected to grow at 12-14% per annum between 2008 and 2020, achieving a terminal market value of U.S.$30 billion. The major growth influencers will be population dynamics, high disease prevalence, increased health care access, changing health care models and greater capacity to spend.
According to ORG IMS in its December MAT 2008 report, the market share of the No. 1 ranked Indian retail sales pharmaceutical company was approximately 5%. In this competitive scenario, we are the 13th ranked Indian pharmaceutical company, with a market share of 2.2%. However our growth during the nine months ending December 31, 2008 was below the industry growth rate, largely due to a change in our supply chain model to a replenishment based model.
In Russia, we continue to match the industry growth rate in the retail segment. According to Pharmexpert, a market research firm, in its April-November 2008 report, we grew by 25% as compared to a market growth rate of 27% in Russia. We were the fastest growing international branded generic company by sales volumes in Russia for such period, and we grew by 16% as compared to the industry decrease of 1%. In the Pharmexpert MAT report for the quarter ending December 31, 2008, we are ranked No. 15 in sales in Russia, with a market share of 1.4% for the quarter ending December 31, 2008. We also consolidated our new hospitals and over the counter product businesses, which account for slightly more than 25% of our Russian revenues and which are supplementing the growth led by our prescription business.
We continue to experience high growth from the countries in the former Soviet Union, Venezuela, Jamaica and Sri Lanka through existing products and new product launches.
Pharmaceutical Services and Active Ingredients
In this segment, we are focused on acquiring new customers and increasing our level of engagement with existing customers in global key markets by marketing additional products from our product portfolio. We are also focused on identifying unique product opportunities in key markets and protecting them through patenting strategies.
In this segment, we also market process development and manufacturing services to customers primarily consisting of innovator pharmaceutical and biotechnology companies with an objective to become their preferred partner of choice. The focus is to leverage our skills in process development, analytical development, formulation development and Current Good Manufacturing Practice (“cGMP”) manufacturing to serve the customer’s needs.
As of December 31, 2008, we had a pipeline of 335 drug master filings (“DMFs”), of which 138 were in the United States. With patent expirations in several markets in the next few years, we intend to promote growth in fiscal 2010 and beyond by leveraging our strong intellectual property expertise and DMF pipeline. The success of our products in our key markets is contingent upon the extent of competition in the generics market, and we anticipate that such competition will continue to be significant.
For this segment, our revenues for the nine months ending December 31, 2008 grew by approximately 13% and the growth was mainly led by the active pharmaceutical ingredients division as well as the acquisition of the Dow Pharma Unit. However, the business catering to the innovator pharmaceutical and biotechnology companies did not register any growth due to the slowdown of orders from biotechnology customers and the current global macro-economic factors.
Proprietary Products
Our investments in research and development of new chemical entities (“NCEs”) have been consistently focused towards developing promising therapeutics. Strategically, we continue to seek licensing and development arrangements with third parties to further develop our pipeline products. As part of our research program, we also pursue collaborations with leading institutions and laboratories all over the world.
Currently, we have a pipeline of 2 NCEs in clinical development and 1 in pre-clinical development. These compounds are being developed in partnership with Nordic Bioscience, ClinTec International and Argenta Discovery. As we make progress in advancing our pipeline through various stages of clinical development we are also building capabilities in drug development. We believe this will help to enhance the value of our NCE assets. We expect to further complement our internal research and development efforts by pursuing strategic partnerships and alliances in our key focus areas.
Building a specialty branded business in the United States was one of the important aspects of our innovation strategy. The specialty business has launched its own sales and marketing operations for in-licensed products in the dermatology therapeutic area in the United States while continuing to work on development of new in-house products. This is the result of our continued efforts over the last few years to establish this business through a combination of in-licensing initiatives as well as internal pipeline development programs. Consequently, through our subsidiary Promius Pharma, we launched “Epiceram”, our first dermatology prescription product in the United States, in October 2008. In the month of January 2009, Promius Pharma launched our second dermatology prescription product “Scytera”. While initially we do not anticipate this to be a very significant business in terms of financial parameters, it is an important step in our journey of building a business based on proprietary products.
ITEM 6 EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Independent Auditors’ Report on Review of Unaudited Condensed Consolidated Interim Financial Information

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: March 6, 2009	By:	/s/ V.S. Suresh
		Name:	V.S. Suresh
		Title:	Company Secretary